Form 20-F
period 2025-12-31
FST Corp.
filed 2026-04-20
CIK 2014254

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the registrant had outstanding 44,766,003 ordinary shares, par value $0.0001 per share.

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

On January 15, 2025, we consummated the transaction contemplated by that certain Business Combination Agreement, dated December 22, 2023 (the “Business Combination Agreement”), by and among the Company, Chenghe Acquisition I Co., a Cayman Islands exempted company with limited liability (“Chenghe” or “SPAC”), FST Merger Ltd., a Cayman Islands exempted company with limited liability and a direct wholly-owned subsidiary of the Company (“Merger Sub”), and Femco Steel Technology Co., Ltd., a company limited by shares incorporated and in existence under the laws of Taiwan with the uniform commercial number of 04465819 (“Femco”). Pursuant to the Business Combination Agreement, (a) we acquired 99.34% of all issued and outstanding shares of Femco held by shareholders of Femco in exchange for our ordinary shares, par value $0.0001 per share (“ordinary shares”) (the underlying transactions, collectively, the “FST Restructuring”), and (b) Merger Sub merged with and into Chenghe, with Chenghe continuing as the surviving entity and a wholly-owned subsidiary of our company, and Chenghe changed its name to “FST Ltd.” (such transactions, collectively, the “Business Combination”). The FST Restructuring was completed in 2024, prior to the merger of Merger Sub and Chenghe at the closing of the Business Combination. We ceased to be a shell company upon the closing of the Business Combination.

On March 10, 2025, our board of directors unanimously approved that certain Share Transfer Agreement by and between us and Femco (the “Share Transfer Agreement”), whereby we acquired the remaining issued and outstanding shares of Femco (the “Remaining Shares”) for consideration in cash paid by us of NTD23.75 per share to the rest of Femco’s shareholders who did not elect their dissenting right (“Shareholders”). The Share Transfer Agreement and the transaction contemplated therein (the “Share Transfer Transaction”) are governed by, and conducted in accordance with, the Taiwan Business Mergers and Acquisitions Act, pursuant to which the Share Transfer Agreement is binding to the Shareholders and the Remaining Shares were mandatorily transferred to our company in exchange for the consideration at closing, provided that Shareholders who elected their dissenting right are not bound by the Share Transfer Agreement, and their shares were repurchased and cancelled by Femco. After the completion of the Share Transfer Transaction, Femco became a wholly owned subsidiary of our company, and we are the sole shareholder of Femco.

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

The forward-looking statements contained in this Annual Report on Form 20-F reflect our current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	Our limited operating history, which may make it difficult to successfully execute our strategic initiatives and accurately evaluate future risks and challenges;

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities and competitors, revenues, ability to raise capital, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives and pursue acquisition opportunities;

●	our ability to recognize the anticipated benefits of the Business Combination;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Stock Market LLC (“Nasdaq”);

●	the limited experience of certain members of our management team in operating a public company in the United States;

●	changes in personnel and availability of qualified personnel;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving our company, including in relation to the Business Combination;

●	international, national or local economic, social or political conditions that could adversely affect our companies and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by our company subsequent to the Business Combination;

●	the volatility of the market price and liquidity of our ordinary shares;

●	a failure to achieve anticipated benefits of acquisitions or the need to dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions;

●	global political events that affect commodity prices;

●	the risk that our properties may be subject to actions and opposition by non-governmental agencies;

●	our failure to obtain the regulatory approvals for general operating activities or compliance for decommissioning;

●	the geographical concentration of our assets;

●	changes to current, or implementation of additional, regulations applicable to our operations;

●	a failure to secure the services and equipment necessary for our operations for the expected price, on the expected timeline, or at all;

●	seasonal weather conditions that may cause operational delays;

●	changes to applicable tax laws or government incentive programs;

●	defects in the title or rights in relation to our properties;

●	risk management activities that expose our company to the risk of financial loss and counter-party risk;

●	the occurrence of an uninsurable event;

●	the potential physical effects of climate change on our production and costs;

●	any breaches of cyber-security and loss of, or unauthorized access to, data;

●	changes to applicable tax laws and regulations or exposure to additional tax liabilities;

●	the significant increased expenses and administrative burdens that we incur as a public company;

●	foreign currency and interest rate fluctuations;

●	failure to comply with anticorruption, economic sanctions, and anti-money laundering laws; and

●	uncertainties regarding macroeconomic conditions, including the uncertainties around the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as trade policies and tariffs.

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

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not Applicable.

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

Since January 2025, the Trump administration has imposed rounds of tariffs on imports from China, including 10% tariff in February 2025 and another 10% in March 2025. On April 2, 2025, President Trump imposed an additional 34% tariff on imports from China, and a 32% tariff on imports from Taiwan. Subsequently, on April 9, 2025, President Trump further increased the additional tariff on imports from China to 125%, but adjusted the 32% tariff on Taiwan goods to 10%, with the remaining 22% subject to a temporary 90-day pause. On February 20, 2026, the Supreme Court struck down the sweeping tariffs that President Trump imposed in a series of executive orders. Subsequently, President Trump signed a proclamation implementing a temporary 10% global tariff. Under the Trump administration, the U.S. government may enact new and more restrictive export control regulations that may reduce the Company’s ability to ship and sell products to certain customers and increase its cost to implement additional measures to comply with such new regulations. U.S.-China tension has also affected cross-strait relations, and the rise in escalations have increased the uncertainty of future business environment affecting the Company’s operations and investments including revenue, delivery time, goodwill and investment plans. In addition, the United States export control laws regulate exports to certain countries if the content originating from the U.S. exceeds a certain ratio of the product or if the goods are direct products of certain U.S.-origin good, which will affect the Company’s direct or indirect supply to specific customers. Furthermore, political tensions in the Taiwan Strait, including any threat of potential military confrontation between China and Taiwan, as well as any U.S. involvement in any such military operations, could have a material adverse effect on its business.

Global golf club head suppliers are primarily based in China, Vietnam, and Taiwan. Under recent U.S. tariff policies, conditions are similar across these regions. The Company maintains close communication with major customers and adopts flexible supply chain strategies to ensure operational continuity and customer service.

The current U.S. import tariff rate on the Company’s shaft products imported from Taiwan is 15%, which is an increase of 10.1% from the tariff regime in place prior to imposition of the tariff increases by the Trump administration. For the products that the Company directly ships to the U.S. from its manufacturing sites in Taiwan, mainly premium shafts for the U.S. aftermarket, the Company is currently able to absorb the entirety of such tariff increase and has so far elected to do so.

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

If the Company is unable to access capital on satisfactory terms and conditions, it may not be able to expand its business, whether through upgrading its manufacturing facilities or through acquisitions. Its ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond the Company’s control. The Company may not be able to obtain new or additional financing because it may have substantial debt, its current receivable and inventory balances may not support additional debt availability or it may not have sufficient cash flows to service or repay its existing or future debt. In addition, depending on market conditions and the Company’s financial performance, equity financing may not be available on satisfactory terms or at all. The Company’s inability to access capital on satisfactory terms and conditions may have an adverse impact on its operations and financial results.

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

In the year ended December 31, 2025, the Company recorded approximately $1.50 million in net losses and approximately $1.00 million of cash outflows from operating activities. However, with gradual improvement in the market environment and adjustments to operating strategies, the Company aims to improve its operating performance.

The Company’s cost structure remains affected by several factors, including rising personnel costs, increased indirect costs due to tariff policies, and increased costs due to changes in the international economic and supply chain environment. These factors have put pressure on the Company’s overall profitability to some extent.

Although the Company will continue to invest resources to support business growth and new product development, if future revenue growth fails to effectively support related operating expenses, the Company’s operating results and financial condition may be adversely impacted.

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

As of December 31, 2025, the Company’s directors, executive officers and their affiliates as a group beneficially owned approximately 7.2% of the outstanding ordinary shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the memorandum and articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholder.

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

In connection with the preparation of the Company Consolidated financial statements for the years ended December 31, 2024 and 2025, there were two material weakness identified which relate to 1) an insufficient allocation of resources in the financial reporting process to ensure appropriate financial reporting, and 2) lack of appropriately skilled resources with experience and technical knowledge of US GAAP.

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

As a foreign private issuer, the Company has the option to follow Cayman Islands law rather than those of the Nasdaq for certain governance matters, provided that the Company discloses the requirements it is not following and describe the home country practices it is following. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards of Nasdaq, except for general fiduciary duties and duties of care. The Company intends to follow home country practices in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end; and

●	Rule 5635, pursuant to which each Nasdaq-listing company is required to obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein.

In the future, we may also rely on home country practices with respect to our other corporate governance. Accordingly, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, the Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, the Company would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, a majority of its assets are located in the U.S., or its business is administered principally in the U.S. The Company’s directors and officers are subject to beneficial ownership reporting obligations under Section 16 of the Exchange Act. If the Company loses its foreign private issuer status, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements. Its officers, directors and principal shareholders will become subject to the short-swing profit disgorgement and liability provisions of Section 16 of the Exchange Act, and its principal shareholders will become subject to reporting obligations under Section 16 of the Exchange Act. In addition, the Company will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

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

As of the date hereof, the Company has made a determination that neither the Company nor any or its subsidiaries is a PFIC for the year ended December 31, 2025. Whether the Company or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, its market value and the market value of its subsidiaries’ shares and assets. Changes in the Company’s composition, the composition of its income or the composition of any of its subsidiaries’ assets may cause the Company to be or become a PFIC for the current or subsequent taxable years. Whether the Company is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

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

Our principal executive offices are located at No. 3, Gongye 1 Rd., Minxiong Township, Chiayi County 621018, Taiwan. Our telephone number at this address is +886 5221-2555. Our registered office is located at the offices of Maples Corporate Services Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, or at such other place as our board of directors may determine. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

On March 10, 2025, our board of directors unanimously approved that certain share transfer agreement with Femco (the “Share Transfer Agreement”), whereby acquired the remaining issued and outstanding shares of Femco (the “Remaining Shares”) for consideration in cash paid by us of NTD23.75 per share to the rest of Femco’s shareholders who did not elect their dissenting right (“Shareholders”). The Share Transfer Agreement and the transaction contemplated therein (the “Share Transfer Transaction”) are governed by the Taiwan Business Mergers and Acquisitions Act, pursuant to which the Share Transfer Agreement is binding to the Shareholders and the Remaining Shares will be mandatorily transferred to our company in exchange for the consideration at closing, provided that Shareholders who elect their dissenting right are not bound by the Share Transfer Agreement and their shares will be repurchased and cancelled by Femco. After the completion of the Share Transfer Transaction, Femco became a wholly owned subsidiary of our company.

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

Since 1992, the Company has engaged in the research and development, manufacturing and sales of golf club shafts. The Company currently produces and sells golf club shafts under the Company’s own high-performance ”KBS” golf club shaft brand, and serves as an original equipment manufacturer (OEM) and original design manufacturer (ODM) for other world-renowned golf equipment brands, golf equipment OEMs, and golf equipment distributors that provide consumers with customized golf club services. The Company also develops its retail presences in the U.S. and Japan markets through its KBS Golf Experience stores, which provide retail customers new equipment build services and retro-build services for existing clubs.

Starting from 2007, the Company started using the “KBS” brand as a part of a broader initiative to transition from an OEM for other international golf brands to an operator of an independent and competitive brand. The development of the KBS brand is led by renowned designer Kim Braly.

The Company first introduced the KBS brand into the U.S. market through the PGA tour in 2008. Since its launch, the Company has continuously cultivated the KBS brand through the launch of golf shaft series that are well respected by the golf community: KBS Tour shaft series in 2008, KBS C-Taper steel shaft series in 2011, KBS Tour Hybrid series in 2017, KBS Tour-TGI graphite series in 2018 and KBS TD Driver graphite shafts series in 2020. Through the expansion of its product lines to encompass both steel club shafts and carbon fiber club shafts, the Company believes it can addresses its customers’ preference for one-stop shopping, significantly enhancing the Company’s and brands’ capabilities to accept orders and negotiate. Since 2016, the Company has supplied golf shafts directly to PGA players. This initiative allows PGA players to test the shafts and participate in competitions using them, and opens up a pathway for the Company to collect feedback from professional players. Close interactions with the top professional players also provides the Company with opportunities to market its KBS shafts. As of December 31, 2025, 69 players (including PGA players) were using KBS brand shafts in 105 professional competitions. Propelled by the professional endorsement and high market visibility, the Company has successfully evolved from being an OEM for international brands to a trusted provider of golf shafts under its proprietary brand “KBS.”

To further raise brand awareness and directly connect with customers, the Company has established KBS Golf Experience stores in Carlsbad, California in the U.S., Tokyo in Japan, and in Taipei, Taiwan. These stores offer golf club customization and fitting services for individual customers, and are equipped with simulation tracking technology, software tools, and data recording systems. By quantifying the performance of golf clubs used on courses and analyzing consumer preferences and swing performance on-site, the staff are able to recommend suitable golf equipment for golfers of different age, gender, and experience level. The Company believes these direct interactions with customers will enhance brand awareness and loyalty. The customer feedback serves as a valuable reference point for future product development, which, in turn, helps sustain the competitiveness of the Company’s products.

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

Competitive Strengths

Distinguished Proprietary KBS Brand

The KBS brand has been widely accepted and well received by the golf players of all levels, from top professional players to recreational players. As of December 31, 2025, 69 players (including PGA players) were using KBS brand shafts in 105 professional competitions. The Company has also developed long-term collaboration relationships with major international golf club brands, through which the Company may, at the clients’ selection, supply KBS brand shafts to be incorporated as a part of the client’s clubs.

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

Direct Customer Engagement and Strong R&D Capabilities

The golf shaft industry has seen increasing competition among manufacturers to launch new products more frequently to meet changing customer preferences. The Company believes that it is well-positioned to capture greater market share through its close connection with its customer base and its investment in research and development:

●	Dedicated Efforts to Professional Players: The Company assigns dedicated personnel to each PGA player who uses the Company’s shafts. The dedicated teams attend tournaments and events with the players to gather their feedback on the performance of the Company’s products, and record suggestions to improve or customize their shafts. The feedback and suggestions gathered from the PGA players are shared with the research and development team, so that the Company’s premium products, which are designed for professional players and golf enthusiasts, can be developed to best suit the needs of top golf athletes. The Company believes the wider endorsement of its shafts by top golf athletes will elevate the brand’s prestige, which in turn could lead to more sales to retail customers.

●	Addressing Retail Demand Through Omni-channel Sales Network: The Company also connects with its retail customers through both online and offline channels. Customers can visit the Company’s online fitting tool available on the Company’s website, Find Your Fit, to purchase a new club or retrofit an existing club with new shafts and grips. The Company also directly interacts with the customers and observes their preferences through the personalized fitting services offered in KBS Golf Experience stores, which allow the Company to record first-hand consumer behaviors. The Company analyzes the customer preferences recorded through offline and online channels to drive the development and refinement of its products, which helps ensure that new products adapt to the ever-changing customer preferences.

●	Investment in Research and Development: The Company has a dedicated research and development team focusing on product design, development, and process improvement. As of December 31, 2025, the R&D team has 19 full time staff, with 1 employee having a doctorate degree, 4 employees having master’s degrees and 14 having undergraduate degrees. As of December 31, 2025, the Company registered two utility patents for its products. The focus on research and development of its products and production process allows the Company to rapidly respond to changing market demands and timely deliver products that cater to customer needs.

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

KBS continues to drive growth through technical differentiation. We are not merely a shaft manufacturer; we are optimizers of kinetic physics. By relentlessly pursuing the balance between lightweight design and structural stability, KBS maintains its technical leadership and premium brand positioning in the high-end golf component market.

In recent years, KBS has been dedicated to providing golfers with a diverse range of functional shafts. Utilizing our Trajectory/Spin Matrix, we adjust the balance point to differentiate the shaft’s Kick Point, thereby optimizing launch trajectories. To enhance shot stability, we consistently work on reducing shaft torque. Lightweighting remains a core objective; for instance, the Tour Lite series, with its lightweight design and high-launch, high-spin functionality, has gained widespread recognition among golfers.

With our comprehensive functional product lineup— 2025 launch of the MAX HL and PGW wood series—KBS has successfully achieved precise customization of trajectory and spin, meeting the extreme performance demands of players with varying swing speeds.

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

With more KBS Golf Experience stores opening worldwide, the Company hopes to diversify its revenue sources from mainly shaft sales to a mix of shaft sales, golf equipment and golf accessories through sales in-store and online, and revenue from fitting and customization services.

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

Expanding into Graphite Shaft Production

The golf market is evolving, with demand shifting from purely functional equipment to a focus on overall aesthetic coordination. Recognizing this trend, we have successfully integrated PVD coating technology with our iron shafts through rigorous testing and development. Additionally, for our graphite series, we have introduced various finishing options that combine advanced coating techniques with vibrant designs. This expansion of our premium, colorful product lines is expected to drive significant revenue growth for the company.

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

Premium Shafts

The Company’s premium shafts are marketed under the Company’s own KBS brand. For the year ended December 31, 2025, sales of the premium shafts made up approximately 49.73% of the Company’s revenues. Premium shafts are distinguished from the Company’s other products in that they are manufactured entirely to the Company’s proprietary designs, with different tooling and manufacturing processes to ensure consistency and reduce torque and are subject to the most rigorous quality and inspection requirements out of all of the Company’s products. The premium shafts also include additional coating which gives them a premium finish and appearance.

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
LOW LAUNCH. LOW SPIN. SIGNATURE FEEL: Inspired by Tour player feedback, the KBS C-Taper shaft is designed for players requiring a low piercing trajectory and superior shot control.
MID-HIGH LAUNCH. SPIN CONTROL. PURE PERFORMANCE:

The C-TAPER LITE shaft incorporates proven KBS performance benefits in a lighter weight design. The firm tip and soft butt produce a mid-high trajectory and controlled spin. Featuring a constant taper design and proportionate increase in wall thickness, the C-TAPER LITE optimizes energy transfer for maximum distance. Independent testing results revealed 5+ yards in added distance.

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

 The NEW KBS MAX HL is a Graphite Wood Shaft designed to fit into the MAX Family of Graphite Products from KBS. Based off the same E.I. curve as the KBS MAX Graphite Iron Shaft, the NEW KBS MAX HL will fit players using “swing speed” rather than the traditional “flex”. This will give players with lower swing speeds the ability to hit the ball at a higher launch/spin with accuracy in a performance graphite driver/wood shaft.

The NEW KBS MAX HL Hybrid is designed for a wide range of players seeking to MAXimize the performance of their hybrid shafts with trajectory, spin, and distance in a consistent, lighter weight package, making it easier for you to produce performance on every shot.

Introducing the NEW KBS Players Graphite Wood (PGW). The PGW is our latest extension within the line of highly successful PLAYERS graphite performance products from KBS. This shaft is designed to fit a wide variety of swing speeds and features multiple weights and flexes allowing a broad range of players to achieve optimum trajectory and spin resulting in more distance and accuracy off the tee. It provides optimized launch and spin at targeted swing speeds.

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

The Company offers standard shafts as an OEM or ODM, based on the branded customers’ requirements. As an OEM, the Company manufactures the shafts based on the design provided by the customer. As an ODM, the Company will first design the shafts based on the specification provided by the customers. After the customer approves the design, a prototype based on the approved design is made. After the prototype is approved by customer, the Company can start to take orders from the customer. For the year ended December 31, 2025, standard shafts made up approximately 44.05% of the Company’s revenues.

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

The non-brand golf clubs are typically sold in bulk and at competitive pricing points to attract price sensitive golfers. For the year ended December 31, 2025, economy shafts made up approximately 1.80% of the Company’s revenues. The Company manufactures economy shafts based on industry standard designs with little customization.

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

PGA Tour Trucks

For each of the PGA tour events held annually, the Company deploys on-site customized KBS-branded PGA Tour trucks outfitted with new equipment build and retro-build services to bring its KSB custom fitting expertise to support professional players. As in KBS Golf Experience Stores, in these trucks, golfers work directly with our expert fitters to individually tailor golf clubs for players based on their needs and preferences.

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

Manufacturing Process

The Company operates at the forefront of golf club shaft manufacturing, with proprietary processing technology for advanced materials such as metal and machine components. The Company’s facilities house specialized equipment for making golf club shafts, including hydrogen and nitrogen normalizing furnaces, heat treatment furnaces, straightening machines, pipe making machines, and dedicated golf club shaft straighteners. This robust infrastructure reflects the Company’s decades-long commitment to manufacturing excellence.

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

With 80% of the world’s golf equipment originating from Taiwanese enterprises, we have strategically opened the KBS Brand Experience Store in Taipei in August 2024 to expand our presence in the Asian market. This initiative aims to strengthen localized marketing, enhance brand awareness, and encourage more golf enthusiasts to adopt KBS shafts. Building on the steady growth of our iron series, we have focused on perfecting our graphite shaft lineup. In 2024, the launch of the KBS MAX HL Driver/Wood and KBS Players Graphite Wood series further completed our product portfolio, allowing golfers to select the most suitable clubs based on their specific performance needs.

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

As of December 31, 2025, the Company employed 79 sales representatives worldwide focused on the sale of shafts.

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

The Company employs a dedicated R&D team, which had 19 full-time employees as of December 31, 2025, focusing on innovation in shaft design, material composition and manufacturing process.

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

Results

The Company’s R&D results for the four most recent fiscal years were as follows:

Year	Specific R&D products	Main functions
2025	KBS PGW Players Graphite Wood	The PGW is our latest extension within the line of highly successful PLAYERS graphite performance products from KBS. This shaft is designed to fit a wide variety of swing speeds and features multiple weights and flexes allowing a broad range of players to achieve optimum trajectory and spin resulting in more distance and accuracy off the tee. It provides optimized launch and spin at targeted swing speeds.

2024	KBS MAX HL Hybrid	The KBS MAX HL Hybrid is designed for a wide range of players looking to maximize the performance of their hybrid shafts by optimizing trajectory, spin, and distance. With its lightweight and consistent design, it enables players with lower swing speeds to achieve higher launch and spin while maintaining accuracy. This high-performance graphite hybrid shaft helps deliver more consistent results on every shot.

	KBS MAX HL Driver/Wood	Based on the same E.I. curve as the KBS MAX Graphite Iron Shaft, the NEW KBS MAX HL is designed to fit players using “swing speed” rather than the traditional “flex.” This allows players with lower swing speeds to achieve a higher launch and spin with accuracy in a performance graphite driver/wood shaft.

2023	GPS Graphite Putter Shaft	Designed as a high balance performance shaft that results in minimizing deflection bend commonly found in traditional steel putter shafts on longer putts, along with better distance control and ensuring the ball starts on its desired line.

2021	KBS Tour Lite PGI Players Graphite Iron	Complements the product portfolio with lightweight shafts. Provides increased spin, higher launch, and enhanced distance for a variety of swing speeds.

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

As of December 31, 2025, the Company owns the following trademarks worldwide:

No.	Mark	Registration No.	Country	Class	Status	Expiration
						Date
1		5061066	U.S.	—	Valid	2036/10/11
2		5392399	U.S	—	Valid	2028/1/30
3		4827173	U.S	—	Valid	2035/10/6
4		4617537	U.S	—	Valid	2034/10/7
5		4070642	U.S	—	Valid	2031/12/13

6	4070640	U.S	—	Valid	2031/12/13
7	3395741	U.S	—	Valid	2028/3/11
8	5299259	U.S	—	Valid	2027/10/3
9	5365863	U.S	—	Valid	2027/12/26
10	5617390	U.S	—	Valid	2028/11/27
11	5667276	U.S	—	Valid	2029/1/29
12	6180434	U.S	—	Valid	2026/10/20
13	6335645	U.S	—	Valid	2027/4/27
14	6541087	U.S	—	Valid	2027/10/26
15	6594923	U.S	—	Valid	2027/12/21
16	6594924	U.S	—	Valid	2027/12/21
17	7977017	U.S	—	Valid	2031/10/7
18	2131402	Taiwan	32	Valid	2031/3/31
19	2131403	Taiwan	32	Valid	2031/3/31

20	2131434	Taiwan	33	Valid	2031/3/31
21	2131435	Taiwan	33	Valid	2031/3/31
22	2144845	Taiwan	32	Valid	2031/5/31
23	2144846	Taiwan	32	Valid	2031/5/31
24	2144885	Taiwan	33	Valid	2031/5/31
25	2144886	Taiwan	33	Valid	2031/5/31
26	2066064	Taiwan	32	Valid	2030/6/15
27	2066065	Taiwan	32	Valid	2030/6/15
28	2066093	Taiwan	33	Valid	2030/6/15
29	2066094	Taiwan	33	Valid	2030/6/15
30	2246940	Taiwan	32	Valid	2032/8/31
31	2246941	Taiwan	32	Valid	2032/8/31

32	2246942	Taiwan	32	Valid	2032/8/31
33	2246943	Taiwan	32	Valid	2032/8/31
34	2246992	Taiwan	33	Valid	2032/8/31
35	2246993	Taiwan	33	Valid	2032/8/31
36	2246994	Taiwan	33	Valid	2032/8/31
37	2246995	Taiwan	33	Valid	2032/8/31
38	2248053	Taiwan	43	Valid	2032/8/31
39	2248054	Taiwan	43	Valid	2032/8/31
40	2248055	Taiwan	43	Valid	2032/8/31
41	2307325	Taiwan	18	Valid	2033/7/15
42	2307515	Taiwan	25	Valid	2033/7/15

43		2307577	Taiwan	28	Valid	2033/7/15
44		2307516	Taiwan	25	Valid	2033/7/15
45	FST	5890920	Japan	28	Valid	2026/10/21
46	KBS PGI	6407907	Japan	28	Valid	2031/6/25
47	KBS TGI	6359864	Japan	28	Valid	2031/3/5
48	KBS TOUR	5499758	Japan	28	Valid	2032/6/8
49	KBS TOUR (colored logo)	5499757	Japan	28	Valid	2032/6/8
50	KBS TOUR (in color)	5180886	Japan	28	Valid	2028/11/14
51	KBS TOUR GPS	6713426	Japan	28	Valid	2033/6/30
52	KBSTOUR Hi Rev	5320546	Japan	28	Valid	2030/4/30
53	MAX KBS	6184490	Japan	28	Valid	2029/9/27
54	ONE STEP KBS TOUR	6457407	Japan	28	Valid	2031/10/15
55	KBS	18464900	EU	024, 028	Valid	2031/5/3
56	KBS TOUR GPS	18868062	EU	28	Valid	2033/4/27
57	ONE STEP	18511596	EU	28	Valid	2031/7/13
58	ONE STEP KBS TOUR	18511605	EU	28	Valid	2031/7/13
59	KBS	UK00003636327	UK	024, 028	Valid	2031/5/4
60	ONE STEP	UK00003667960	UK	28	Valid	2031/7/13
61	ONE STEP KBS TOUR	UK00003667973	UK	28	Valid	2031/7/13
62		2419695	Taiwan	30	Valid	2034/11/30
63		2415658	Taiwan	30	Valid	2034/11/15

64	2421086	Taiwan	43	Valid	2034/11/30
65	2417091	Taiwan	43	Valid	2034/11/15
66	—	U.S	—	Pending
67	—	U.S	—	Pending
68	—	U.S	—	Pending
69	—	U.S	—	Pending
70	—	U.S	—	Pending
71	—	U.S	—	Pending
72	02433729	Taiwan	32	Valid	2035/1/31
73	02433730	Taiwan	32	Valid	2035/1/31
74	02499437	Taiwan	41	Valid	2035/11/30
75	02498966	Taiwan	35	Valid	2035/11/30
76	02498753	Taiwan	34	Valid	2035/11/30
77	02498346	Taiwan	28	Valid	2035/11/30
78	02498221	Taiwan	25	Valid	2035/11/30
79	02497990	Taiwan	18	Valid	2035/11/30
80	02499438	Taiwan	41	Valid	2035/11/30

81	02498967	Taiwan	35	Valid	2035/11/30
82	02498754	Taiwan	34	Valid	2035/11/30
83	—	Taiwan	35	Pending	—
84	—	Taiwan	28	Pending	—
85	—	Taiwan	25	Pending	—
86	—	Taiwan	18	Pending	—
87	—	Taiwan	18	Pending	—
88	—	Taiwan	24	Pending	—
89	—	Taiwan	25	Pending	—
90	—	Taiwan	28	Pending	—
91	—	Taiwan	28	Pending	—
92	—	Taiwan	35	Pending	—
93	—	Taiwan	41	Pending	—
94	—	Taiwan	18	Pending	—
95	—	Taiwan	24	Pending	—
96	—	Taiwan	25	Pending	—
97	—	Taiwan	35	Pending	—
98	—	Taiwan	41	Pending	—

99	—	Japan	18,25,28	Pending	—
100	—	Japan	28	Pending	—
101	—	EU	—	Pending	—
102	—	Japan	—	Pending	—
103	—	KR	—	Pending	—
104	—	Taiwan	—	Pending	—
105	—	UK	—	Pending	—
106	—	WIPO	—	Pending	—
107	—	VN	—	Pending	—
108	—	VN	—	Pending	—

As of December 31, 2025, the Company owns the following patents worldwide:

No.	Patent No.	Application Date	Issue Date	Patent Name	Patent Duration
1	M639659	2022/10/20	2023/4/11	進料裝置 Material-feeding device	2023/04/11 – 2032/10/19
2	M639660	2022/10/20	2023/4/11	出料裝置 Discharging apparatus	2023/04/11 – 2032/10/19

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

The Company has been involved in one trademark dispute. A Taiwan company filed a trademark opposition with TIPO in August 2023 objecting to the registration of the Company’s FST trademarks in Taiwan (Registration Numbers 02307326, 02307516, and 02307578). Trademark registration number 02307326 was officially cancelled by the Intellectual Property Office on August 30, 2024. Trademark registration number 02307516 is currently under review for objections. Judgment was rendered against trademark registration number 02307578 by the Taiwan Supreme Administrative Court on March 13, 2026. The Company is of the view that this matter would have minimal impact to its business, as the Company also has validly registered FST trademarks in the U.S. and most of the Company’s sales are generated from the U.S. and countries other than Taiwan.

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

ISO 9001:2015 specifies requirements for a quality management system when an organization needs to demonstrate its ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements, and aims to enhance customer satisfaction through the effective application of the system, including processes for improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. The Company has attained ISO 9001:2015 certification for the design, manufacture, processing, and sale of golf club shaft products. The certification is valid until August 14, 2028.

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

C. Organizational Structure

The following chart shows the Company’s corporate structure as of December 31, 2025, including its principal subsidiaries.

D. Property, Plants and Equipment

Femco has historically leased all of its office and plant facilities. Our corporate headquarters are located at No. 3, Gongye 1 Rd., Minxiong Township, Chiayi County 621018, Taiwan, where we lease an office with 30,760 square meters pursuant to a lease agreement that is in effect until December 31, 2026. The corporate headquarters primarily contain administrative, factory plant, and warehouse functions.

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

Femco leases premises located at 11F.-BD113, No. 260, Sec. 2, Bade Rd., Taipei City 104101, Taiwan, pursuant to a lease agreement in effect until August 1, 2026, which serves as a warehouse. Femco also has leased warehouse premises located at 4F., No. 56, Ln. 48, Xingshan Rd., Taipei City 114066, Taiwan, under a lease agreement in effect until June 7, 2026.

Femco leases premises at No. 152, Lide St., Minxiong Township, Chiayi County; at No. 132, Lide St., Minxiong Township, Chiayi County 621016, Taiwan; at No. 78, Lide St., Minxiong Township, Chiayi County 620106, Taiwan; at 22F No. 190, Sec. 2, Zhongcheng Rd., Taipei City 110108, Taiwan with 198.35 square meters with parking spaces pursuant to a lease agreement that is in effect until June 30, 2028; and at 2F.-1, No. 790-12, Zhongxiao Rd., Chiayi City 600052, Taiwan with 75.5 square meters with parking spaces pursuant to a lease agreement that is in effect until May 15, 2026, all of which serve as employee dormitories.

In the U.S., Femco leases premises at 1801 13th Street, Suite 306, Boulder, Colorado 80302, U.S. with 250.35 square meters pursuant to a lease agreement that is in effect until June 1, 2026, which serves as the headquarters of FST America. Femco also leases office premises at 6186 Innovation Way, Carlsbad (San Diego) California, U.S. with 200.66 square meters pursuant to a lease agreement that is in effect until May 31, 2027. U.S. warehouse premises are located at 7142 Belgrave Ave, Garden Grove, California 92841, U.S. with 2,611.58 square meters of space, which is subject to a lease agreement that is in effect until June 30, 2027. The U.S. KBS Golf Experience store is located at 2622 Gateway Road, Suite 115, Carlsbad, California 92009, U.S., with 344.53 square meters of space and is subject to a lease agreement that is in effect until April 30, 2029.

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

We believe that our current facilities are adequate to meet our immediate needs and that, should it be needed, additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the financial condition and results of operations of FST Corp. (In this section, the “Group,” refers to FST Corp. and its subsidiaries, FST Ltd., Femco Steel Technology Co., Ltd. (“FST”) and FST’s subsidiaries) in conjunction with FST’s consolidated financial statements and the related notes included elsewhere in this Form 20-F (including information incorporated by reference therein, the “Report”). This discussion contains forward-looking statements that involve risks and uncertainties. FST’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information – D. Risk Factors” in the Report.

A. Operating Results

Company Overview

FST is a renowned manufacturer and innovator in the golf industry with a growing portfolio of innovative golf products, including acclaimed golf shafts and other equipment. Founded in Taiwan in 1976 and commencing golf shaft manufacture in 1992, the Group has spent more than three decades meticulously crafting high-performance shafts for golfers worldwide.

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

The Group first introduced its KBS brand into the U.S. market through its presence in the PGA tour in 2008. Since its launch, the Group continuously cultivated the KBS brand through the launch of golf shaft series that are well respected by the golf community: KBS Tour shaft series in 2008, KBS C-Taper steel shaft series in 2011, KBS Tour Hybrid series in 2017, KBS Tour-TGI graphite series in 2018 and KBS TD Driver graphite shafts series in 2020. Through the expansion of its product lines to encompass both steel shafts and carbon fiber shafts, the Group believes that this comprehensive approach addresses customers’ preferences for one-stop shopping, significantly enhancing the Group’s and brands’ capabilities to accept orders and negotiate. Since 2016, the Group has supplied golf shafts directly to PGA players. This initiative allows PGA players to test the shafts and participate in competitions using them, and opens up a pathway for the Group to collect feedback from professional players. Close interactions with the top professional players also provide the Group with opportunities to market its KBS shafts. Since 2016, the Group has assumed brand management responsibilities by directly providing golf shafts to PGA players. As of December 31, 2025, 69 players (including PGA players) were using KBS brand shafts in their professional competitions. Propelled by the professional endorsement and high market visibility, the Group has successfully evolved from being an OEM for international brands to a trusted provider of golf shafts under its proprietary brand “KBS”.

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

Foreign Private Issuer Status

The Group qualifies as a “foreign private issuer” as defined under SEC rules. Even after the Group no longer qualifies as an emerging growth company, as long as the Group continues to qualify as a foreign private issuer under SEC rules, the Group is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act with respect to liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In addition, because the Group qualifies as a foreign private issuer under SEC rules, the Group is permitted to follow the corporate governance practices of Taiwan (the jurisdiction in which the Group is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to the Group. The Group intends to follow home country practices in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end; and

●	Rule 5635, pursuant to which each Nasdaq-listing company is required to obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein.

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

The Group faces fierce competition in all product categories. In the premium shaft sector, the Group competes with other international brands that are more well-known and have more financial resources, such as Dynamic Gold , N.S.PRO and Project X. In the standard and economy shaft sector, the Group competes with other OEMs in Taiwan, People’s Republic of China or other regions both on pricing, delivery lead time, manufacturing capacity and production yield. There is no guarantee that the Group will be able to maintain its competition positioning in any product sector. If the Group’s competition positioning deteriorates, the results of operation, business and financial condition of the Group will be materially and adversely affected.

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

Components of Results of Operations

Revenue

The Group generates revenue primarily from the sales of golf shafts, sales of sports accessories, food and beverage and software service. The total revenue for the year ended December 31, 2023 was $28,730,549, including revenue generated from sales of golf shafts of $27,825,905, and sales of sports accessories, food and beverage of $904,644. The total revenue for the year ended December 31, 2024 was $36,499,644, including revenue generated from sales of golf shafts of $35,315,363, sales of sports accessories, food and beverage of $935,593, and software service of $248,688. The total revenue for the year ended December 31, 2025 was $47,969,791, including revenue generated from the sales of golf shafts of $46,634,028, sales of sports accessories, food and beverage of $1,053,161, and software service of $282,602.

The table below sets forth the revenue contribution by types of products in the years ended December 31, 2025, 2024 and 2023:

Year	December 31, 2025		December 31, 2024		December 31, 2023
Revenue Categories	Revenue Amount	Revenue Proportion/ Share, %	Revenue Amount	Revenue Proportion/ Share, %	Revenue Amount	Revenue Proportion/ Share, %
Sales of golf shafts	$46,634,028	97.2	$35,315,363	96.8	$27,825,905	96.9
Sales of sports accessories, food and beverage	1,053,161	2.2	935,593	2.6	904,644	3.1
Software service	282,602	0.6	248,688	0.6	-	-
Total	$47,969,791	100	$36,499,644	100	$28,730,549	100

Cost of Sales

The Group’s cost of sales consists primarily of costs of product parts and materials purchased from manufacturers, labor costs, depreciation, maintenance, and other overhead related costs, such as salaries and related personnel expenses.

Selling Expenses

The Group’s selling expenses consist of personnel expenses, advertising expenses and shipping expenses.

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

The Group’s research and development expenses for the years ended December 31, 2025, 2024 and 2023 range of 3.1% to 3.6%, and further to 5.3% of its revenue.

Other (Expense) Income

The Group’s other income primarily consists of interest expense, net, foreign exchange (loss) gain, (loss) gain on long-term investments, gain on change in fair value of warrants, unrealized gain on change in fair value of OET derivative liability and other income, net.

Income Tax (Benefit) Expense

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

United States

FST American, Inc. is subject to a federal statutory income tax rate of 21% and respective state income tax rate. The subsidiary is subject to a global intangible low-taxed income tax (“GILTI”), which is a new tax on certain off- shore earnings at an effective rate of 10.5% (increasing to 13.125% for tax years beginning after December 31, 2025) with a partial offset for foreign tax credits.

The state corporate income tax rate in California, Colorado and Arizona are 8.84%, 4.40% and 4.90%, respectively.

Japan

FST Japan LLC was mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 23.2% for the years ended December 31, 2025, 2024 and 2023, respectively.

Results of Operations

The table below sets forth the results of operations for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Revenue	47,969,791	36,499,644	28,730,549
Cost of sales	27,336,417	20,786,255	15,287,532
Gross profit	20,633,374	15,713,389	13,443,017

COSTS AND OPERATING EXPENSES:
Selling expenses	12,287,010	10,533,039	9,194,267
General and administrative expenses	9,188,447	7,527,952	5,838,969
Research and development expenses	1,492,137	1,296,969	1,529,690
Total costs and operating expenses	22,967,594	19,357,960	16,562,926

LOSS FROM OPERATIONS	(2,334,220)	(3,644,571)	(3,119,909)

OTHER (EXPENSE) INCOME
Interest expense, net	(845,026)	(543,328)	(14,703)
Foreign exchange (loss) gain	(852,182)	197,165	44,362
Other income, net	352,537	1,124,323	637,830
Gain on change in fair value of warrants	599,255	-	-
Unrealized gain on change in fair value of OET derivative liability	909,454	-	-
(Loss) gain on long-term investments	(63,644)	87,482	(466,262)
Total other income, net	100,394	865,642	201,227

LOSS BEFORE INCOME TAX EXPENSE	(2,233,826)	(2,778,929)	(2,918,682)

INCOME TAX (BENEFIT) EXPENSE	(729,907)	456,246	(751,071)

NET LOSS	(1,503,919)	(3,235,175)	(2,167,611)
Less: Net loss attributable to non-controlling interests	(3,728)	-	-
Net loss attributable to the Company’s shareholders	(1,500,191)	(3,235,175)	(2,167,611)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	933,215	(1,260,555)	(26,625)
Remeasurement of defined benefit obligations	12,205	1,591	-
TOTAL COMPREHENSIVE LOSS	(558,499)	(4,494,139)	(2,194,236)

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

The total revenue increased from $36,499,644 for the year ended December 31, 2024 to $47,969,791 for the year ended December 31, 2025, representing a 31.4% increase. The revenue from sales of golf shafts increased 32.1% from $35,315,363 for the year ended December 31, 2024 to $46,634,028 for the year ended December 31, 2025. The increase was attributable to: (i) growth in OEM business, particularly in steel shafts and carbon fiber shaft product lines, (ii) improved sales momentum from distribution channels, which drove overall shipment volume, (iii) the gradual normalization of customer inventory levels compared to prior periods, and (iv) increasing demand in the aftermarket outside the United States, reflecting enhanced brand recognition of the Group. The revenue of sales of sports accessories, food and beverage and software service remained stable with a minor increase of 12.6% and 13.6%, respectively.

Year/Period	December 31, 2025		December 31, 2024		Change
Revenue Categories	Revenue Amount	Revenue Proportion/ Share, %	Revenue Amount	Revenue Proportion/ Share, %	Amount	%
Sales of golf shafts	46,634,028	97.2%	35,315,363	96.8%	11,318,665	32.1%
Sales of sports accessories, food and beverage	1,053,161	2.2%	935,593	2.6%	117,568	12.6%
Software service	282,602	0.6%	248,688	0.6%	33,914	13.6%
Total	47,969,791	100.0%	36,499,644	100.0%	11,470,147	31.4%

Cost of Sales

Cost of sales increased by $6,550,162 or 31.5%, from $20,786,255 for the year ended December 31, 2024 to $27,336,417 for the year ended December 31, 2025, which was in line with the increase in total revenue.

Gross Profit

The gross profit increased from $15,713,389 for the year ended December 31, 2024 to $20,633,374 for the year ended December 31, 2025, representing an increase of 31.3%. This increase was primarily attributable to the expansion of business scale.

Gross profit margin remained relatively stable, which were 43.0% and 43.1% respectively for the years ended December 31, 2025 and 2024.

Selling Expenses

Selling expenses increased by $1,753,971, or 16.7%, from $10,533,039 for the year ended December 31, 2024 to $12,287,010 for the year ended December 31, 2025. The increase was primarily attributable to (i) the full-year operation of the KBS Taipei flagship store, which was opened in August 2024, resulting in higher personnel and operating expenses, and (ii) increased marketing efforts to enhance brand visibility and market penetration, including hosting promotional events such as the KBS Open.

General and Administrative Expenses

General and administrative expenses increased to $9,188,447 for the year ended December 31, 2025 from $7,527,952 for the year ended December 31, 2024, representing a 22.1% increase. The increase was mainly due to additional professional expenses incurred following the completion of the business combination, including audit, legal, and directors’ and officers’ liability insurance expenses associated with becoming a public company.

Research and Development Expenses

Research and development expenses increased to $1,492,137 for the year ended December 31, 2025 from $1,296,969 for the year ended December 31, 2024, representing a 15.0% increase. The increase was primarily attributable to increase in payroll of research and development personnel.

Other Income

Other income, net decreased by $765,248, or 88.4%, from $865,642 for the year ended December 31, 2024 to $100,394 for the year ended December 31, 2025. The decrease was mainly due to (i) foreign exchange loss of $852,182 for the year ended December 31, 2025 compared with foreign exchange gain of $197,165 for the year ended December 31, 2024; (ii) the decrease of other miscellaneous incomes; (iii) the increase of interest expense; and offset by a gain of $909,454 from changes in the fair value of OET derivative liabilities and a gain of $599,255 from changes in the fair value of warrants.

Income Tax (benefit) Expense

Income tax benefit was $729,907 for the year ended December 31, 2025 and income tax expense was $456,246 for the year ended December 31, 2024. This was mainly due to change in deferred tax asset valuation allowance in the fiscal year of 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

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

Year	December 31, 2024		December 31, 2023		Change
Revenue Categories	Revenue Amount	Revenue Proportion/ Share, %	Revenue Amount	Revenue Proportion/ Share, %	Amount	%
Sales of golf shafts	35,315,363	96.8%	27,825,905	96.9%	7,489,458	26.9%
Sales of sports accessories, food and beverage	935,593	2.6%	904,644	3.1%	30,949	3.4%
Software service	248,688	0.6%	-	0.0%	248,688	-
Total	36,499,644	100.0%	28,730,549	100.0%	7,769,095	27.0%

Cost of sales

Cost of sales increased by $5,498,723 or 36.0%, from $15,287,532 for the year ended December 31, 2023 to $20,786,255 for the year ended December 31, 2024, which was in line with the increase in total revenue.

Gross Profit

The gross profit increased from $13,443,017 for the year ended December 31, 2023 to $15,713,389 for the year ended December 31, 2024, representing an increase of 16.9%. This increase was primarily attributable to the expansion of business scale.

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

Other Income

Other income increased by $664,415, or 330.2%, from $201,227 for the year ended December 31, 2023 to $865,642 for the year ended December 31, 2024. The increase was mainly due to (i) the increase of investment gain recognized in the fiscal year of 2024; (ii) the increase of other miscellaneous incomes; and offset by: (i) the decrease of software service income, since we contracted with PTC to act as its software distributor in 2024, such income has been recorded as revenue, whereas it was recorded as other income in 2023; (ii) the increase of interest expense due to the increase of borrowings.

Income Tax Expense (benefit)

Income tax expense was $456,246 for the year ended December 31, 2024 and income tax benefit was $751,071 for the year ended December 31, 2023. This was mainly due to the change in deferred tax asset valuation allowance in the fiscal year of 2024.

Liquidity and Capital Resources

Historically, we have financed our operations mainly through equity contributions from the Group’s shareholders and cash flow from operating activities in ordinary course of business. As of December 31, 2025 and 2024, we had cash and cash equivalents of $7,179,800 and $5,098,420, respectively, which consisted of cash, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash. We maintain good credit relationships with multiple banks and have sufficient unused credit facilities to meet its operating capital needs. As of December 31, 2025, the Group had unused credit facilities of approximately $5,590,653.

The Group continued to experience operating losses in 2025. However, its operating performance improved compared to 2024, driven by significant revenue growth and improved gross profit. The Group also experienced stronger sales and cash collections during 2025, reflecting improved market demand and normalization of customer inventory levels.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue operating in the normal course of business and will be able to realize its assets and discharge its liabilities as they become due. The Group had working capital deficit of US$2,935,317 as of December 31, 2025. The Group incurred a net loss of US$1,500,191 and US$3,235,175 for the years ended December 31, 2025 and 2024 and operating cash outflow of US$1,000,014 and US$1,576,129 for the years ended December 31, 2025 and 2024. These factors, raise substantial doubt about its ability to continue as going concern.

To address these uncertainties, management has developed specific plans to improve the Group’s liquidity position. If the Group is unable to repay the debt as it comes due with cash generated from operations, management plans to refinance its short term obligations to extend the maturity dates. If the Group is unable to secure longer-term financing on acceptable terms, management will sell certain non-core land assets, which are expected to generate a sufficient amount of cash to service the short-term obligations as they come due.

Management believes that if these plans are successfully implemented, they will address the Group’s liquidity needs to enable continuation of operations for the foreseeable future.

Cash Flows Summary

Presented below is a summary of the Group’s operating, investing, and financing cash flows:

	Years ended December 31,
	2025	2024	2023
Net cash used in operating activities	(1,000,014)	(1,576,129)	(11,205,424)
Net cash used in investing activities	(799,196)	(4,453,899)	(11,592,307)
Net cash provided by financing activities	3,315,884	3,711,358	11,302,462

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

During the years ended December 31, 2025 and 2024, net cash used in operating activities was $1,000,014 and $1,576,129, respectively. The decrease in cash used in operating activities was primarily attributable to improved operating performance and more efficient working capital management. The improvement was mainly driven by increased cash collections from customers as a result of higher sales volume and improved inventory management.

During the years ended December 31, 2024 and 2023, net cash used in operating activities was $1,576,129 and $11,205,424, respectively. The change was mainly attributable to (i) the increase in cash received from customers resulting from sales growth and (ii) the decrease in cash outflows for raw material purchases, due to our relatively high inventory reserves at the end of 2023.

During the years ended December 31, 2022, net cash provided by operating activities was $12,721,148. During the year ended December 31, 2023, net cash used in operating activities was $11,205,424. The decrease was mainly attributable to i) decrease in net income in the year ended December 31, 2023; ii) increase in inventories in the year ended December 31, 2023; iii) decrease in income taxes payable in the year ended December 31, 2023; iv) decrease in accrued expenses and other current liabilities in the year ended December 31, 2023; and partially offset by decrease in Accounts and notes receivable in the year ended December 31, 2023.

Cash Flows Used in Investing Activities

Cash used in investing activities primarily relate to purchase of property, plant, and equipment.

Net cash used in investing activities was $799,196 and $4,453,899 for the years ended December 31, 2025 and 2024, respectively. The decrease was primarily due to less investment in property, plant and equipment during the year ended December 31, 2025 compared with that of fiscal year 2024.

Net cash used in investing activities was $4,453,899 and $11,592,307 for the years ended December 31, 2024 and 2023, respectively. The decrease was primarily due to less investment in land and buildings during the year ended December 31, 2024 compared with that of fiscal year 2023.

Net cash used in investing activities was $11,592,307 for the year ended December 31, 2023 and net cash used in investing activities was $2,458,553 for the year ended December 31, 2022. The increase was primarily due to increased investment in land and buildings during the year ended December 31, 2023.

Cash Flows provided by Financing Activities

Net cash provided by financing activities was $3,315,884 for the year ended December 31, 2025, which primarily consists of the proceeds of $52,598,938 from bank borrowings and partially offset by the repayment of $49,244,300 of bank borrowings.

Net cash provided by financing activities was $3,711,358 for the year ended December 31, 2024, which primarily consists of the proceeds of $41,610,136 from bank borrowings and partially offset by the repayment of $37,898,778 of bank borrowings.

Net cash provided by financing activities was $11,302,462 for the year ended December 31, 2023, which primarily consists of the proceeds of $38,752,418 from bank borrowings and partially offset by the repayment of $24,734,659 of bank borrowings.

Material Contractual Obligations and Commitments

For a discussion of material contractual obligations and commitments, see Note 18 “Commitments and Contingencies” to the Group’s consolidated financial statements included in this annual report. As of December 31, 2025, besides the significant unrecognized contractual commitments, the repayments of banks loans and payments of operating lease agreements disclosed in the Group’s consolidated financial statements or discussed below, the Group does not have other short-term and long-term material cash requirements.

As of December 31, 2025 and December 31, 2024, short-term bank loans which due within one year amounted to $18,199,806 and $15,265,739, respectively, the long-term loans amounted to $10,963,881 and $9,446,467, respectively.

The Group leases vehicles and plants under various non-cancellable operating lease agreements. As of December 31, 2025, the minimum future commitments under these agreements are as follows.

For the years ending December 31,	Operating Leases
2026	$2,545,946
2027	964,516
2028	669,819
2029	615,291
2030 and thereafter	2,707,877
Total lease commitment	$7,503,449

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

Research and development expenses increased to $1,492,137 for the year ended December 31, 2025 from $1,296,969 for the year ended December 31, 2024, representing a 15.0% increase. The increase was primarily attributable to increase in payroll of research and development personnel.

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

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk, interest rate risk, credit risk and liquidity risk. Furthermore, the Group does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Foreign Currency Risk

FST Taiwan and the Group’s subsidiary in Japan may be exposed to significant currency risks from exchange rate fluctuations and the degree of foreign exchange rates between the U.S. Dollar and the TWD, and between the U.S. Dollar and the JPY. As of December 31, 2025 and 2024, the TWD denominated cash and cash equivalents and restricted cash amounted to $2,999,862 and $1,819,138, respectively. As of December 31, 2025 and 2024, the JPY denominated cash and cash equivalents amounted to $627,735 and $169,939, respectively.

Interest Rates Risk

The Group is subject to interest rate risk. Bank interest bearing loans are charged at fixed interest rates within the reporting period. The Group is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts and notes receivables. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There’s no single customer who represented 10% or more of the Group’s total revenue for the years ended December 31, 2025, 2024 and 2023.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	18%	*
Customer B	12%	*
Customer C	*	13%
Total	30%	13%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2025	2024	2023
Percentage of the Group’s total purchase
Supplier A	43%	33%	21%
Supplier B	13%	12%	20%
Supplier C	* %	* %	15%
Total	56%	45%	56%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable:

	As of December 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	63%	45%
Total	63%	45%

Liquidity Risk

The Group is exposed to liquidity risks, which is the risk it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. The Group is also exposed to liquidity risk on the repayment of matured bank borrowings. As of December 31, 2025 and 2024, short-term bank loans amounted to $18,199,806 and $15,265,739, respectively. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group may turn to bank and other financial institutions to take loans to meet liquidity shortages.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 till the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 2(ac) “Recent accounting pronouncements” to the Group’s consolidated financial statements included in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this Annual Report on 20-F.

Name	Age	Position
Senior Management
David Chuang	49	Chief Executive Officer and Chairman
Warren Cheng-Teng Huang	57	President and Head of Production
Rob Cheng	50	President, Head of FST Golf
Marie Wen-Chi Chao	48	EVP, General Administration and Compliance
Sebastian Tadla	39	Chief Financial Officer
Carie Hui-Ting Hsu	46	Accounting Manager
Non-Executive Directors
Kerry Lin Liu	55	Director
Shintaro Tanahara	64	Director
Nick Pin-Chia Chen	55	Independent Director
Alan Yu-Cheng Li	53	Independent Director
Huoy-Ming Yeh	60	Independent Director
Houston Li(1)	25	Independent Director

(1)	Mr. Richard Qi Li tendered his resignation as a director of the Company, effective as of April 16, 2026. On the same day, our board of directors appointed Mr. Houston Li as a member of our board of directors.

Senior Management

David Chuang, aged 49, serves as Chairman and Chief Executive Officer of the Company. Mr. Chuang has over 24 years’ experience in the golf equipment industry. During this period, he has been instrumental in leading FST from a small steel shaft manufacturer in Taiwan into one of the largest golf shaft makers in the world. In 2007, Mr. Chuang led FST to create the KBS-branded series of golf shafts that would transform FST from a contract golf shaft manufacturer into a globally recognizable golf shaft company. From 2014 to 2020, Mr. Chuang also served as President of the Far East Machinery Company Co. Ltd., a heavy industrial company in Taiwan (“Far East”). Under Mr. Chuang’s leadership, Far East was able to increase its tubular pipe capacity by over 300%, while also making Far East one of the largest square steel tubing manufacturers in Taiwan. He was also instrumental in leading Far East’s digital transformation in its machining and manufacturing unit, leading to significant improvements in quality and operational efficiency, creating the company’s first continuous automated machining and manufacturing facility. From 2009 to 2018, Mr. Chuang also served as president of Factory Automation Technology Co. Ltd. (“Fatek”), and from 2018 to 2021, served as Chairman and CEO of Fatek, a company that manufactures machine tools and provides services in digital transformation and systems integration for automated manufacturing systems. Mr. Chuang was responsible for the digital transformation of the company, significantly increasing the company’s manufacturing efficiencies and capabilities. Under Mr. Chuang leadership, Fatek became the first Taiwan machine tool company to develop a fully automated aluminum wheel machining cell and manufacturing solution, and the first Taiwan company to be certified by top Tier 1 automotive suppliers as a qualified supplier, which led Fatek to becoming the leading aluminum wheel machining production cell producer and supplier in Taiwan. Mr. Chuang currently serves as a director of the Taiwan Association of Machinery Industry (“TAMI”) and has been a director since 2012. He is also the executive director of the Chiayi section of TAMI and has been serving in this capacity since 2021. Mr. Chuang currently also serves as a board member of the Precision Machinery Research and Development Center (“PMC”) and has been on the board since 2017. PMC in Taiwan is a leading institution dedicated to advancing research, development, and innovation in precision machinery and related fields that operates under Taiwan’s Ministry of Economic Affairs and is located in Taichung City, Taiwan. Mr. Chuang has also served as a director of Taiwan Precision Machinery Development Association (“TMBA”) from 2017 to 2023 and continues to serve as an official consultant to the TMBA. The TMBA, founded in 2007, serves as a key industry association representing manufacturers of machine tools and related accessories in Taiwan. Mr. Chuang graduated with a bachelor’s degree in biology from the University of Colorado Boulder in 1998.

Warren Cheng-Teng Huang, aged 57, serves as the President and Head of Production of the Company. Mr. Huang has more than 20 years of experience in the field of golf shaft manufacturing and sales. Mr. Huang holds a bachelor’s degree from the Department of Public Administration of National Chengchi University in Taiwan. In 1995, he joined Cheng Jan Metal Industry Co., Ltd., a manufacturer of large diameter steel pipes and steel pipe accessories in Chiayi, Taiwan, serving successively as its general affairs department specialist, sales department specialist, and sales department section chief. In 2002, Mr. Huang joined the Company as the operations department specialist, section chief and deputy manager, mainly responsible for the Company’s sales, production line planning, and management. In 2013, Mr. Huang was promoted to operations department manager and senior manager. In September 2019, Mr. Huang was appointed as the Company’s general manager by the board of directors of the Company, succeeding Mr. David Chuang, a position which he still holds today. In July 2022, Mr. Huang joined the board of directors of the Company as a director.

Rob Cheng, aged 50, served as the President, Head of FST Golf, in charge of the global business of shafts sales and marketing. In his new role, Mr. Cheng manages the Company’s sales efforts, marketing, and customer relationships. Mr. Cheng has more than 20 years of experience in the field of golf shaft marketing and sales. Mr. Cheng holds a bachelor’s degree from the Leeds School of Business at the University of Colorado at Boulder. In 2005, Mr. Cheng assumed the role of Chief Operating Officer at a U.S.-based operation, where he oversaw sales, marketing, and overall business management. He was instrumental in launching the KBS brand and led key initiatives in tour operations and research and development. Under his leadership, the organization achieved significant growth through the development of strategic sales channels and the acquisition of major OEM clients. FST America was established in 2016, building on the foundation and success of the earlier operation.

Marie Wen-Chi Chao, aged 48, served as the EVP, General Administration and Compliance of the Company. In her new role, Ms. Chao manages the Company’s overall internal administration and regulatory compliance, expanding on the role which she currently performs for Femco to encompass the internal administration of the Company and all of its subsidiaries worldwide. Ms. Chao holds a bachelor’s degree in finance from National Chengchi University, Taiwan. In March 2004, Ms. Chao joined the Taiwan Semiconductor Co., Ltd. (TWSE: 2330) as the head of the manufacturing department, responsible for the production line management of IMP, CMP, ETCH. In 2009, Ms. Chao joined Femco as special assistant to the deputy general manager. In 2013, Ms. Chao became deputy manager of Femco’s operations department, responsible for production line management. In 2015, Ms. Chao became the deputy manager of Femco’s management department, responsible for human resources and administrative affairs management, and then served as the manager of the management department. Later, as senior manager of Femco, Ms. Chao led Femco’s public offering and listing on the Taipei Exchange. In November 2021, Ms. Chao was promoted to the vice general manager of the administrative department of Femco, a position she has retained until today. Ms. Chao holds a master’s degree in business administration from Gonzaga University.

Sebastian Tadla, aged 39, serves as the Chief Financial Officer of the Company. Mr. Tadla has over a decade of experience in accounting and finance, beginning his career in 2010 as a Staff Accountant. In 2016, he was promoted to Accounting and Finance Director at FST America Inc., where he oversaw financial reporting, budgeting, and strategic planning. During his tenure, Mr. Tadla has played a key role in streamlining financial operations and ensuring regulatory compliance across the company’s U.S. operations. He holds a degree in Accounting from the University of Colorado at Boulder and brings a strong foundation in corporate finance and leadership to the role.

Carie Hui-Ting Hsu, aged 46, serves as the Accounting Manager of the Company. Ms. Hsu graduated with a bachelor’s degree from the Accounting Department of Fengjia University in Taiwan. In July 2001, Ms. Hsu joined KPMG Taiwan as auditor, and successively rose to supervisor and assistant manager at KPMG. Her main field of work at KPMG included auditing, tax filing, and internal control review for clients of KPMG. From September 2006 to April 2012, Ms. Hsu served as the accounting section chief of the finance and accounting department of Far East Machinery Industry Co., Ltd., responsible for the group’s annual budget preparation, financial statement preparation, internal accounting review and processing and other accounting affairs. From September 2014 to February 2016, Ms. Hsu served as the head of the operation and management group in the general manager’s office of Tsang Yow Industrial Co., Ltd. (TWSE: 1568), a supplier of automatic transmission assembly components and heavy-duty truck clutch parts, focusing on group operations and financial analysis. In March 2016, Ms. Hsu joined the accounting department of the Company and served successively as the accounting section chief and assistant manager of the Company. During this period, Ms. Hsu worked on the public offering and IPO of the Company. In November 2021, Ms. Hsu was promoted as the accounting department manager of the Company.

Non-Executive Directors

Kerry Lin Liu, aged 55, serves as a director on the board of the Company. Ms. Liu is passionate about building brands and brings over 25 years of marketing and brand management experience to FST. Her expertise in marketing, advertising, sales, retail and new product innovation extends across numerous global consumer brands including Johnson & Johnson, Neutrogena, Del Monte, Kikkoman, Peet’s Coffee, Method, and Jamba Juice. From 2010-2022 she served as a Director for the NielsenIQ company, advising numerous clients on data driven sales & marketing analytics and strategies. Prior to joining NielsenIQ, she worked in-house at J&J/Neutrogena and started her career at Union Bank. Ms. Liu is first cousins with Mr. David Chuang, who will serve as Chairman of CayCo upon completion of the business combination. Ms. Liu has a bachelor’s degree in East Asian Languages & Civilizations from the University of Chicago and a master’s degree in business administration in marketing from the Stern School of Business of New York University.

Shintaro Tanahara, aged 64, serves as a director on the board of the Company. Mr. Tanahara is currently a director of FST. Mr. Tanahara graduated from the Department of Economics of Aoyama Gakuin University in Japan with a bachelor’s degree. From 1989 to 2005, he worked in the Corporate Finance Department of Yasuda Life Insurance Company (which merged with Meiji Life Insurance Company in 2004 to form Meiji Yasuda Life Insurance Company), and served successively as assistant manager and group manager of Yasuda. In 2005, Mr. Tanahara joined the Investment Banking Department of Kyokuto Securities and has been working there ever since, serving as Executive Officer and Senior Executive Officer. Since 2017, Mr. Tanahara has concurrently served as the Senior Managing Executive Officer of Tokyo Asset Solution Co., Ltd, the investment arm of Jidong Securities Group. Mr. Tanahara has more than 25 years of experience in corporate loans, securities investment and arrangement of securitized transactions. Since March 2018, he has served as the corporate director appointee of Japan Brand Business Investment LLC, a major shareholder of FST.

Nick Pin-Chia Chen, aged 55, serves as an independent director on the board of the Company. From June 2022 to February 2024, Mr. Chen served as an independent director of the Company. On February 27, 2024, Mr. Chen resigned as an independent director of the Company by operation of law. Mr. Chen graduated from the Department of Accounting of National Chung Hsing University in Taiwan with a bachelor’s degree, and qualified as an accountant in Taiwan in 2002. In 1995, Mr. Chen joined PricewaterhouseCoopers Taiwan as an auditor and audit team leader. From 1998 to 2000 and 2002 to 2003, Mr. Chen worked at KPMG Taiwan as an audit manager. In 2001, he worked at MasterLink Securities Co., Ltd., a Taiwan securities firm, as an underwriter. Mr. Chen later joined Yude Accounting Firm in Taichung, Taiwan in 2005 as a certified public accountant, where he is still working today as the managing partner of the firm. In March 2019, Mr. Chen joined the board of directors of the Company as an independent director, a position that he still holds today. In August 2021, Mr. Chen joined the board of directors of Transart Graphics Co., Ltd. (TWSE: 8481) as an independent director, a position that he still holds today. In January 2022, Mr. Chen joined the board of directors of Iscom Online International Information Inc. (TPEx: 6868) as an independent director, a position that he still holds today.

Alan Yu-Cheng Li, aged 53, serves as an independent director on the board of the Company. From June 2022 to February 2024, Mr. Li served as an independent director of FST. On February 27, 2024, Mr. Li resigned as an independent director of the Company by operation of law. Mr. Li graduated from the Department of Law of National Chengchi University in Taiwan with a bachelor’s degree, and later graduated from the Graduate School of Risk Management and Insurance of National Chengchi University in 1998 with a master’s degree. In 2002, Mr. Li passed the Taiwan Bar Examination to become qualified as a Taiwan lawyer. In 2006, Mr. Li joined Chien Yeh Law Offices and is now a partner lawyer of the firm. Mr. Chen’s areas of legal expertise include general civil litigation, insurance litigation, corporate commercial litigation and securities and exchange criminal litigation. In March 2019, Mr. Li joined the board of directors of Femco as an independent director, a position that he still holds today.

Huoy-Ming Yeh, aged 60, serves as an independent director on the board of the Company. Ms. Yeh is the managing partner of Upshot Ventures, which she founded in 2015. Upshot, which also operates as CSC Upshot Ventures, is a venture capital firm based in Palo Alto, CA. Ms. Yeh has built her career around her passion for connecting capital to technology innovation between the US and Asia. Prior to establishing Upshot Ventures, she served as Managing Director at SVB Financial Group (“SVB”) from 2009 to 2015, where she built and headed up SVB Capital’s Asia practice in Shanghai. While at SVB, she expanded the firm’s presence by increasing funds under management and establishing offices in Beijing and Hong Kong. Ms. Yeh began her career as an engineer at Sun Microsystems, designing microprocessors and earning three patents for her work there. Her engineering and operational background contributes to the value she brings to the founders and investors with whom she works. Subsequently after obtaining her MBA, she joined Lehman Brothers as an investment banker in its New York and San Francisco offices, where she covered clients for their capital market needs. Ms. Yeh currently is a member of the Business Leadership Council at Wellesley College. She holds an MBA from MIT Sloan School of Business, an MS in Electrical Engineering from USC and a BA in Physics from Wellesley College.

Houston Li, aged 25, serves as the Chief Operating Officer of Chenghe Acquisition III Co., a special purpose acquisition company listed on Nasdaq (NASDAQ: CHEC). He has served as an Associate of Chenghe Group’s investment team since July 2024 and has served as an Associate at CBC Securities since October 2024. Prior to joining Chenghe Group, Mr. Houston Li served as an executive on the fund placement team at Campbell Lutyens from August 2023 to July 2024 and interned in the investment banking division at Morgan Stanley from June 2022 to August 2022. Mr. Houston Li obtained a Bachelor of Science in Applied Mathematics-Economics from Brown University.

B. Compensation

Compensation of Senior Management and Directors

For the year ended December 31, 2025, the Company paid an aggregate of NTD$42,553,021 (US$1,365,353.64) to directors and senior management, including share-based compensation and other compensation expensed the Company. This amount includes approximately NTD$396,522(US$12,722.77) set aside or accrued to provide pension, severance, retirement, or similar benefits.

During the year ended December 31, 2025, the Company’s directors and senior management have not yet been granted equity incentive under the FST Corp. 2025 Equity Incentive Plan (the “2025 Plan”).

The following table sets forth information about the compensation awarded to, earned by or paid to the Company’s executive officers, directors and supervisors for the year ended December 31, 2025.

Name	Base Salary	Bonus	Equity-Based Compensation	All Other Compensation	Total Compensation
David Chuang Chief Executive Officer and Chairman	340,139.72			114,118.78	454,258.50
Warren Cheng-Teng Huang President and Head of Production	112,300.79	6,417.19		24,321.14	143,039.12
Rob Cheng President, Head of FST Golf	300,000.00				300,000.00
Marie Wen-Chi Chao EVP, General Administration and Compliance	93,049.22	4,812.89		12,953.51	110,815.62
Sebastian Tadla Chief Financial Officer	154,250.00	20,000.00			174,250,00
Carie Hui-Ting Hsu Accounting Manager	56,471.25	3,850.31		2,668.84	62,990.40
Kerry Lin Liu Director	20,000.00				20,000.00
Shintaro Tanahara Director	20,000.00				20,000.00
Nick Pin-Chia Chen Independent Director	20,000.00				20,000.00
Alan Yu-Cheng Li Independent Director	20,000.00				20,000.00
Huoy-Ming Yeh Independent Director	20,000.00				20,000.00
Richard Qi Li(1) Independent Director	20,000.00				20,000.00

(1)	Mr. Li tendered his resignation as a director of the Company, effective as of April 16, 2026. On the same day, our board of directors appointed Mr. Houston Li as a member of our board of directors.

The Company has established an executive compensation program that is consistent with Femco’s compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of shareholder value, while enabling it to attract, motivate and retain individuals who contribute to its long-term success. Decisions on the executive compensation program are made by the Compensation Committee of the Board of Directors.

Employment Agreements, Insurance and Indemnification

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

Equity Incentive Plans

At the Annual General Meeting of Shareholders held on December 8, 2025, shareholders of the Company approved the 2025 Plan.

Company Employee Benefit Plan

In relation to an employee retirement pension, the Company operates the employee pension system as required by the Taiwan Labor Pension Act and the Employee Welfare Fund Act. Pension payments are withdrawn from each respective employee’s salary on a monthly basis and stored in each respective employees’ labor pension personal special pension account established by the Taiwan Labor Insurance Bureau. In addition, employees can voluntarily contribute to their retirement pensions by making voluntary pension payments.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors, namely David Chuang, Kerry Lin Liu, Shintaro Tanahara, Nick Pin-Chia Chen, Alan Yu-Cheng Li, Huoy-Ming Yeh and Houston Li, including four independent directors, namely Nick Pin-Chia Chen, Alan Yu-Cheng Li, Huoy-Ming Yeh and Houston Li. Mr. Richard Qi Li tendered his resignation as a director of the Company, effective as of April 16, 2026. Nasdaq Stock Market Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.

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

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow home country corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. We intend to follow home country practices in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end; and

●	Rule 5635, pursuant to which each Nasdaq-listing company is required to obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein.

In the future, we may also rely on home country practices with respect to our other corporate governance. Accordingly, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Independence of Directors

We adhere to the rules of Nasdaq, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. Our board of directors has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.

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

D. Employees

As of December 31, 2025, the Company had 382 full-time employees, engaging in functions including administration, management, manufacturing, sales and marketing and research and development. The chart below describes the distribution of employees by function. None of the Company’s employees are represented by a labor union or covered by a collective bargaining agreement. The Company considers its relationship with employees to be good. As of the date of this Annual Report on 20-F, the Company has not experienced work stoppages, strikes, or any disputes with its employees.

The following table sets forth the number of the Company’s employees categorized by function as of December 31, 2025.

Employee Number Function	Total
Manufacturing	223
Management	27
Administrative	34
Sales and Marketing	79
Research & Development	19
Total	382

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the ordinary shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The calculations in the table below are based on 44,766,003 ordinary shares issued and outstanding as of December 31, 2025. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Issued and Outstanding Ordinary Shares
Directors and Executive Officers(1):
David Chuang	3,075,055	6.87%
Shintaro Tanahara	25,552	0.06%
Warren Cheng-Teng, Huang	72,441	0.16%
Nick Pin-Chin, Chen	—	—
Alan Yu-Cheng, Li	—	—
Huoy-Ming Yeh	—	—
Marie Wen-Chi, Chao	34,410	0.08%
Sebastian Tadla	565	0.00%
Carie Hui-Ting, Hsu	14,488	0.03%
Kerry Lin Liu	—	—
Houston Li(2)	—	—
Rob Cheng	—	—
All officers and directors as a group (12 individuals)	3,222,511	7.20%

Greater than 5% Holders:
Cede & Co.	18,419,490	41.15%
Far East Machinery Co., Ltd.	11,296,839	25.24%
Chiayi Sports Equipment Co., Ltd.	3,084,274	6.89%

(1)	Unless otherwise noted, the business address of each of the following is No. 3, Gongye 1 Rd., Minxiong Township, Chiayi County 621018, Taiwan.

(2)	Mr. Li was appointed as a director of the Company, effective as of April 16, 2026.

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

Related Party Transactions of Femco and FST

Share Forward Agreement

On December 27, 2024 (the “Trade Date”), the Company entered into an agreement with (i) SPAC, (ii) FST, (iii) Harraden Circle Investors, LP (“HCI”), and (iv) Harraden Circle Special Opportunities, LP (“HCSO” and, collectively with HCI, “Seller”) (the “Share Forward Agreement”) for a prepaid share forward transaction. For purposes of the Share Forward Agreement, SPAC is referred to as the “Counterparty” prior to the closing of the Business Combination, while the Company is referred to as the “Counterparty” after the closing of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Share Forward Agreement.

Pursuant to the terms of the Share Forward Agreement, Seller intends, but is not obligated, to sell to the Counterparty a maximum of up to 3,000,000 Class A ordinary shares of SPAC, par value $0.0001 per share, or, as applicable after the closing of the Business Combination, ordinary shares of the Company, par value $0.0001 per share (the “Shares”) (such sale transaction is herein referred to as the “Transaction”). The initial price of the Shares for the Transaction (the “Initial Price”) is the redemption price of the Shares in accordance with the constitutive documents of the Counterparty (the “Redemption Price”). At the closing of the Business Combination (the “Prepayment Date”), the Counterparty made prepayment on the Transaction to the Seller in an amount equal to (i) the number of Shares owned by Seller on the day prior to the closing of the Business Combination multiplied by (ii) the Initial Price (“Prepayment Amount”). 100,000 Shares (the “Commitment Shares”) were settled on the Prepayment Date. Except for the Commitment Shares, the number of Shares the Seller intends to sell to the Counterparty pursuant to the Share Forward Agreement (the “Number of Shares”) would settle two (2) Exchange Business Days following the Valuation Date or Maturity Date, defined in the Share Forward Agreement as the date that is 12 months after the closing of the Business Combination.

On January 9, 2026, the Company entered into Amendment No. 1 to the Share Forward Agreement with FST and the Seller (the “Amendment”). The Amendment amends the Valuation Date or Maturity Date of the Transaction to be the date that is 24 months after the closing of the Business Combination. Pursuant to the Amendment, except for the said amendment, the Share Forward Agreement was ratified in all other aspects and remains in full force and effect.

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

Certain Relationships of Femco

Femco and FST

FST was formed for the purpose of effecting a merger between SPAC, Femco and certain other affiliated entities through the Business Combination. For the period from November 24, 2024 through December 31, 2025, Femco, a wholly owned subsidiary of FST, made payments on behalf of Femco and its subsidiaries that were non-interest bearing and had no due date. These payments include issuance costs and related formation costs. They are US$2,305,610.79 in 2024 and US$5,455,234.84 in 2025, respectively. As of December 31, 2025, the balance payable is US$7,796,913.63.

Far East Machinery Co., Ltd.

Femco leases the land and buildings from Far East Machinery Co., Ltd. (“Far East”) for manufacturing use. Femco entered into a one-year lease agreement with Far East on December 29, 2020, which provides that Femco shall pay Far East during 2021 on a monthly basis NT$550,000 ($17,962.12) in rent (tax excluded). Femco and Far East renewed and extended the lease for another year on December 30, 2021, which provides that Femco shall pay Far East on a monthly basis NT$1,610,000 ($52,580.01) in rent (tax excluded). Femco and Far East renewed and extended the lease for another year on December 21, 2022, which provides that the Company shall pay Far East on a monthly basis NT$2,000,000 ($65,316.79) in rent (tax excluded). The Company and Far East have renewed and extended the lease for another year on December 20, 2024. Since January 1, 2021 and until the term of the latest lease, the aggregate amount of all periodic payments or installments due and payable under the lease with Far East is NT$73,920,000($2,254,345.84) (tax excluded). Far East is a principal shareholder of the Company.

In addition, Far East has paid utility bills on behalf of the Company. The yearly utility payments advanced by Far East on the Company’s behalf, and the corresponding amounts of accounts payable of the Company to Far East for such payments, are in the following amounts respectively: For 2021, advance of NT$14,032,931 ($458,292.98), and year-end account payable of NT$3,650,297 ($119,212.83); for 2022, advance of NT$18,647,136 ($608,985.50), and year-end account payable of NT$7,456,912 ($243,530.76); for 2023, advance of NT$23,856,638 ($779,119.46), and year-end account payable of NT$8,073,402 ($263,664.34); for 2024, advance of NT$23,577,636 ($719,049.59), with the account payable as of December 31, 2024 standing at NT$4,031,528 ($122,949.92), and for 2025, advance of NT$ 25,385,178 ($809,218), with the account payable as of December 31, 2025 standing at NT$4,349,875 ($138,664).

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

In addition, Chiayi has paid utility bills on behalf of the Company. The yearly utility payments advanced by Chiayi on the Company’s behalf, and the corresponding amounts of accounts payable of the Company to Chiayi for such payments, are in the following amounts respectively: For 2021, advance of NT$697,840 ($22,790.33) and year-end account payable of NT$55,526 ($1,813.39); for 2022, advance of NT$677,758 ($22,134.49), and year-end account payable of NT$48,532 ($1,584.98); for 2023, advance of NT$753,850 ($24,619.53), and year-end account payable of NT$50,315 ($1,643.21); and for 2024, advance of NT$110,182 ($3,360.23), with the account payable as of December 31, 2024 standing at NT$5,938 ($181.08), and for 2025, advance of NT$504,452 ($16,081), with the account payable as of December 31, 2025 standing at NT$75,573 ($2,409).

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

Factory Automation Technology Co., Ltd

FST owns 6.35%, and Far East owns 51.59% of Factory Automation Technology Co., Ltd. (“Factory Automation”). FST provides software services to Factory Automation and purchases machinery from Factory Automation. In 2021, an aggregate amount of NT$7,408,200 ($241,939.91) was incurred by Factory Automation for software service fees payable to FST, and machinery in the aggregate amount of NT$23,978,960 ($783,114.30) was purchased by FST from Factory Automation. As of December 31, 2021, an amount of NT$2,592,872 ($84,679.03) was due and payable to FST from Factory Automation for software service fees charged, and an aggregate amount of NT$12,233,688 ($399,532.59) was paid as prepayment by FST to Factory Automation for purchase of machinery. In 2022, an aggregate amount of NT$6,826,860 ($222,954.28) was incurred by Factory Automation for software service fees payable to FST. As of December 31, 2022, an aggregate amount of NT$2,389,400 ($78,033.96) was due and payable to FST from Factory Automation for software service fees charged. In 2023, an aggregate amount of NT$6,826,860 ($222,954.28) was incurred by Factory Automation for software service fees payable to FST, and machinery in the aggregate amount of NT$5,100,000 ($166,557.81) was purchased by FST from Factory Automation. As of December 31, 2025, an amount of NT$8,346,645 ($267,810) was due and payable to FST from Factory Automation for software service fees charged.

For 2025, an aggregate amount of NT$8,346,645 ($267,810) was incurred by Factory Automation for software service fees payable to FST. As of December 31, 2025, an amount of NT$8,346,645 ($267,810) was due and payable to FST from Factory Automation for software service fees charged.

Furthermore, during 2024, FST America purchased equipment from Factory Automation in the amount of NT$22,907,094 ($698,600) for onward sale to non-related parties. In 2025, FST America purchased equipment worth NT$12,379,254 (US$397,200) from Factory Automation and paid a deposit of USD198,600.The balance of related payables of FST America as of December 31, 2025, was $0.

Peko, LLC

FST America leases warehouse space from Peko, LLC (“Peko”) for office use. FST America entered into the lease agreement with Peko on July 1, 2020, which provides that FST America shall pay Peko on a monthly basis NT$842,050 ($27,500) in rent (tax excluded). The lease is a one-year lease with an initial term that expires on June 30, 2021. In 2021, an aggregate amount of NT$10,104,600 ($330,000) was paid by FST America to Peko as lease payments. As of December 31, 2021, the aggregate amount of all periodic payments or installments due and payable under the lease with Peko is NT$842,050 ($27,500.00) (tax excluded). In 2022, an aggregate amount of NT$10,104,600 ($330,000) was paid by FST America to Peko as lease payments. As of December 31, 2022, there was no outstanding amount of periodic payments or installments due and payable under the lease with Peko. From January 1 to June 30, 2023, an aggregate amount of NT$5,052,300 ($165,000) was paid by FST America to Peko as lease payments. FST America and Peko restructured their lease agreement on June 29, 2023, entering into a new lease agreement which provides that FST America shall pay Peko on a monthly basis NT$995,150 ($32,500) in rent (tax excluded) commencing July 1, 2023. The lease is a two-year lease with an initial term that expires on June 30, 2025. As of December 31, 2024, the aggregate amount of all periodic payments or installments due and payable under the lease with Peko is NT$0 ($0) (tax excluded). As of December 31, 2025, the aggregate amount of all periodic payments or installments due and payable under the lease with Peko was NT$0 ($0) (tax excluded). David Chuang is the owner of Peko, LLC.

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

In 2025, an aggregate amount of NT$479,610,663 ($15,288,832.00) was paid by FST America and an aggregate amount of NT$23,897,852 ($761,805.93) was paid by FST Japan respectively to FST for shaft purchases. As of December 31, 2025, an aggregate amount of NT$387,468,746 ($12,351,569.84) was due and payable to FST from FST America, and an aggregate amount of NT$85,468,741 ($2,724,537.49) was due and payable to FST from FST Japan for shaft purchases.

FST America also sells golf shafts to FST. During 2025, an aggregate amount of NT$1,417,237 ($45,178.11) was paid by FST to FST America for shaft purchases. As of December 31, 2025, an aggregate amount of NT$274,066 ($8,736.56) was due and payable to FST America from FST for shaft purchases.

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

Promissory Note

On June 2, 2021, the Old SPAC Sponsor agreed to loan SPAC up to $300,000 to be used for a portion of the expenses of the SPAC IPO. These loans were non-interest bearing, unsecured and are due at the earlier of June 15, 2022, or the closing of the SPAC IPO. At the consummation of the SPAC IPO, SPAC paid $142,350 to the Old SPAC Sponsor in full repayment of the promissory note. As of December 31, 2025 and December 31, 2024, SPAC had no outstanding balance under the promissory note, respectively.

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

On October 25, 2023, SPAC issued a non-interest bearing non-convertible unsecured promissory note to the New SPAC Sponsor for a principal amount of up to $1,960,000 to fund the extension contributions in connection with the second extension. As of December 31, 2025, the total outstanding under the October 2023 Note was $1,520,084.

On July 11, 2024, SPAC issued a non-interest bearing non-convertible unsecured promissory note to the New SPAC Sponsor for a principal amount of up to $500,000. SPAC may apply the amount advanced by the New SPAC Sponsor under such promissory note to fund the extension contribution or, as SPAC deems appropriate, towards general corporate purposes. As of December 31, 2025, the total outstanding under the July 2024 Note was $274,854.

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

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by the amended and restated memorandum and articles of association, as amended from time to time, the Cayman Companies Act and the common law of the Cayman Islands. Pursuant to the amended and restated memorandum and articles of association, we are authorized to issue 500,000,000 ordinary shares. As of December 31, 2025, there were 44,766,003 ordinary shares issued and outstanding. There were 7,900,000 warrants outstanding, each exercisable to purchase one ordinary share at a price of $11.50 per full share.

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

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the ”Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

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

Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of ordinary shares and how, and how quickly, we use liquid assets and cash obtained in the Business Combination may influence whether we or any of our subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether we or any of our subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for 2025 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under section 1295 of the Code.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares, and our principal shareholders are exempt from reporting obligations under Section 16 of the Exchange Act. All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

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

Foreign Currency Risk

The Group’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. FST Taiwan and the Group’s subsidiary in Japan may be exposed to significant currency risks from exchange rate fluctuations and the degree of foreign exchange rates between the U.S. Dollar and the TWD, and between the U.S. Dollar and the JPY. As of December 31, 2025 and 2024, the TWD denominated cash and cash equivalents and restricted cash amounted to $2,999,863 and $1,819,338, respectively. As of December 31, 2025 and 2024, the JPY denominated cash and cash equivalents amounted to $627,735 and $169,939, respectively.

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

Management’s Report on Internal Controls Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting were not effective as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, KPMG Taiwan, the independent registered public accounting firm of the Company for the year ended December 31 and 2024, and thereafter replaced by Enrome LLP (“Enrome”) on October 28, 2025, for the year ended December 31, 2025. On January 21, 2026, the Company engaged Enrome to serve as the independent registered public accounting firm of the Company for the year ended December 31, 2024. We did not pay any other fees to Enrome or KPMG Taiwan during the periods indicated below.

	Year Ended December 31,
Services	2024	2025
	USD	USD
Audit Fees(1)
Enrome LLP	$351,700	$515,000
KPMG Taiwan	$277,620	$20,000
Audit-Related Fees	-	-
Tax Fees	$6,162	$
All Other Fees	-	-
Total	$635,482	$535,000

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 28, 2025, the Audit Committee of the Board of Directors approved the dismissal of KPMG Taiwan as the Company’s independent registered public accounting firm. KPMG Taiwan served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. During the fiscal year ended December 31, 2024, and the subsequent interim period through October 28, 2025, there were no: (1) disagreements with KPMG Taiwan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG Taiwan advised the Company of the following material weaknesses: In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024, the Company had identified errors in financial reporting for the year ended December 31, 2023 related to the recognition of deferred income taxes and initial offering process expenses, which was disclosed on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and the Amendment No. 1 to Form F-1 Registration Statement as filed on July 7, 2025. These errors stem from material weaknesses in the Company’s internal controls relating to 1) an insufficient allocation of resources in the financial reporting process to ensure appropriate financial reporting, and 2) a lack of appropriately skilled resources with experience and technical knowledge in US GAAP, which was disclosed.

The audit report of KPMG Taiwan on the consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided KPMG Taiwan with a copy of the disclosures and requested that KPMG Taiwan furnish a letter addressed to the SEC stating whether KPMG Taiwan agrees with the above statements, or if not, stating the respects in which it does not agree. A copy of KPMG Taiwan’s letter dated October 31, 2025, addressed to the SEC, was filed as Exhibit 16.1 to the Report on Form 6-K on November 3, 2025.

On October 28, 2025 and January 21, 2026, the Audit Committee of the Board of Directors approved the engagement of Enrome as the Company’s new independent registered public accounting firm for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

Enrome previously served as the independent registered public accounting firm of Femco Steel Technology Co., Ltd., a subsidiary of the Company, for the fiscal years ended December 31, 2023 and 2022.

During the most recent fiscal year ended December 31, 2024, and the subsequent interim period through October 28, 2025, neither the Company nor anyone acting on its behalf has consulted with Enrome regarding:

(i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or

(ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of home country in lieu of the corporate governance standards of the stock exchange applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to follow home country practices in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end; and

●	Rule 5635, pursuant to which each Nasdaq-listing company is required to obtain shareholder approval for certain dilutive events, such as (a) certain acquisition of stock or assets of another company; (b) an issuance of shares that will result in a change of control of the company; (c) the establishment or amendment of certain equity based compensation plans and arrangements; and (d) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the minimum price defined therein.

As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to corporate governance requirements of the Nasdaq. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain short-swing profit rules.

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

ITEM 16K. CYBERSECURITY

The Board of Directors is responsible for overseeing our risk management program and cybersecurity is a critical element of this program. Management is responsible for the day-to-day administration of our risk management program and our cybersecurity policies, processes, and practices. Our cybersecurity policies, standards, processes, and practices are based on recognized frameworks and other applicable industry standards are standalone from our overall risk management system and processes. In general, we seek to address material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of our information systems or the information that the Company collects and stores, by assessing, identifying and managing cybersecurity issues as they occur.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management strategy focuses on several areas:

●	Identification and Reporting: We have implemented a comprehensive, cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents. Our program includes controls and procedures to properly identify, classify and escalate certain cybersecurity incidents to provide management visibility and obtain direction from management as to the public disclosure and reporting of material incidents in a timely manner.

●	Technical Safeguards: We implement technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as outside audits and certifications.

●	Incident Response and Recovery Planning: We have established and maintain comprehensive incident response, business continuity, and disaster recovery plans designed to address our response to a cybersecurity incident. We conduct regular tabletop exercises to test these plans and ensure personnel are familiar with their roles in a response scenario.

●	Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems.

●	Education and Awareness: We provide regular, mandatory training for all levels of employees regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes, and practices.

We conduct periodic assessment and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are evaluated by management and reported to the Audit Committee and the Board, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees our risk management program, including the management of cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on developments in the cybersecurity space, including risk management practices, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security issues encountered by our peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity risk that meets pre-established reporting thresholds, as well as ongoing updates regarding any such risk. On an annual basis, the Board and the Audit Committee discuss our approach to overseeing cybersecurity threats with members of senior management.

Senior management works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, our outsourced information technology team and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of FST Corp. (incorporated by reference to Annex B of FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
2.1	Specimen of Ordinary Share of FST Corp. (incorporated by reference to Exhibit 4.5 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
2.2	Specimen of Warrant Certificate of FST Corp. (incorporated by reference to Exhibit 4.6 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
2.3	Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.3 to FST Corp.’s Annual Report on Form 20-F (File No. 001-42475), filed with the SEC on May 15, 2025).
4.1	Warrant Agreement, dated as of January 24, 2022, by and between Chenghe Acquisition I Co. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.2	Business Combination Agreement, dated as of December 22, 2023, by and among Chenghe Acquisition I Co., FST Corp., FST Merger Ltd., and Femco Steel Technology Co., Ltd. (incorporated by reference to Annex A of FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.3	First Amendment to Business Combination Agreement, dated as of September 10, 2024, by and among Chenghe Acquisition I Co., FST Corp., FST Merger Ltd., and Femco Steel Technology Co., Ltd. (incorporated by reference to Annex A-2 of FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.4	Plan of Merger (incorporated by reference to Annex A-1 of FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.5	Form of Assignment, Assumption and Amendment Agreement by and among Chenghe Acquisition I Co., FST Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.6	Investment Management Trust Agreement, dated as of January 24, 2022, by and between Chenghe Acquisition I Co. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.7	Sponsor Support Agreement, dated as of December 22, 2023, by and among Femco Steel Technology Co., Ltd., Chenghe Acquisition I Co., Chenghe Investment I Limited and LatAmGrowth Sponsor LLC (incorporated by reference to Exhibit 10.2 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.8	Company Shareholder Support Agreement, dated as of December 22, 2023, by and among Femco Steel Technology Co., Ltd., FST Corp., Chenghe Acquisition I Co., and certain shareholders of Femco Steel Technology Co., Ltd. and certain shareholders of FST Corp. named therein (incorporated by reference to Exhibit 10.3 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.9	Form of Lock-Up Agreement by and among FST Corp., Chenghe Investment I Limited and certain other parties thereto (incorporated by reference to Exhibit 10.4 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.10	Form of Investor Rights Agreement by and among FST Corp., Femco Steel Technology Co., Ltd., Chenghe Acquisition I Co., Chenghe Investment I Limited and certain other parties thereto (incorporated by reference to Exhibit 10.5 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).

4.11	Sales Sub-Contract, dated December 29, 2023, between FEMCO Steel Technology Co., Ltd. and China Steel Corporation (EN Translation) (incorporated by reference to Exhibit 10.6 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.12	Lease Agreement, dated December 20, 2023, between FEMCO Steel Technology Co., Ltd. and Far East Machinery Co., Ltd. (EN Translation) (incorporated by reference to Exhibit 10.7 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.13	Form of Executive Employment Agreement with David Chuang as Chief Executive Officer and Chairman of the Board (incorporated by reference to Exhibit 10.8 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.14	Form of Executive Employment Agreement with Warren Cheng-Teng Huang as Chief Operating Officer of Femco Steel Technology Co., Ltd. (incorporated by reference to Exhibit 10.9 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.15	Form of Executive Employment Agreement with Marie Wen-Chi Chao as Chief Financial Officer of Femco Steel Technology Co., Ltd. (incorporated by reference to Exhibit 10.10 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.16	Form of Executive Employment Agreement with Carie Hui-Ting Hsu as Accounting Manager of Femco Steel Technology Co., Ltd. (incorporated by reference to Exhibit 10.11 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.17	Referral Compensation Agreement, dated November 30, 2023, between FEMCO Stell Technology Co., Ltd. and Geneva Capital PTE. LTD. (incorporated by reference to Exhibit 10.12 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
4.18	Share Forward Agreement, dated December 27, 2024, by and among Chenghe Acquisition I. Co., FST Corp., Femco Steel Technology Co., Ltd., Harraden Circle Investors, LP, and Harraden Circle Special Opportunities, LP. (incorporated by reference to Exhibit 10.1 to FST Corp.’s Report on Form 6-K (File No. 001-42475), filed with the SEC on January 13, 2026).
4.19	Amendment No.1 to the Share Forward Agreement, dated January 9, 2026, by and among FST Corp., Femco Steel Technology Co., Ltd., Harraden Circle Investors, LP, and Harraden Circle Special Opportunities, LP. (incorporated by reference to Exhibit 10.2 to FST Corp.’s Report on Form 6-K (File No. 001-42475), filed with the SEC on January 13, 2026).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to FST Corp.’s Registration Statement on Form F-4 (File No. 333-280879), filed with the SEC on November 26, 2024).
11.1	Insider Trading Policies and Procedures (incorporated by reference to Exhibit 11.1 to FST Corp.’s Annual Report on Form 20-F (File No. 001-42475), filed with the SEC on May 15, 2025).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter of KPMG Taiwan dated October 31, 2025, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 16.1 to FST Corp.’s Report on Form 6-K (File No. 001-42475), filed with the SEC on November 3, 2025).
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to FST Corp.’s Annual Report on Form 20-F (File No. 001-42475), filed with the SEC on May 15, 2025).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

FST Corp.

Date: April 20, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer

FST Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
FST Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FST Corp. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2025 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025 and the results of its operations and its cash flows for the years ended December 31, 2024 and 2025 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as going concern. As discussed in Note 2 to the financial statements, the Group had working capital deficit of US$2,935,317 as of December 31, 2025. The Group incurred a net loss of US$1,500,191 and US$3,235,175 for the years ended December 31, 2025 and 2024 and operating cash outflow of US$1,000,014 and US$1,576,129 for the years ended December 31, 2025 and 2024. These factors, raise substantial doubt about its ability to continue as going concern. Management’s plan in regards to these matters are described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Enrome LLP

April 15, 2026

We have served as the Group’s auditor since 2025

Singapore

FST Corp.
CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	7,179,800	5,098,420
Restricted cash	158,865	203,779
Accounts and notes receivable, net	6,979,725	5,294,088
Short-term investment	-	60,994
Inventories, net	11,812,740	14,530,841
Amounts due from a related party	73,820	61,370
Prepaid tax	93,589	98,471
Prepaid expenses and other current assets	1,188,451	1,307,040
Total current assets	27,486,990	26,655,003

Non-current assets
Property, plant and equipment, net	19,044,954	19,521,672
Intangible assets, net	4,832,114	5,138,437
Long-term investments	551,628	344,876
Right-of-use assets	5,761,176	5,421,236
Deferred tax assets, net	1,692,802	380,892
Prepayment and other non-current assets	1,551,893	1,007,586
Total non-current assets	33,434,567	31,814,699

Total assets	60,921,557	58,469,702

LIABILITIES
Current liabilities
Short-term bank borrowings	18,199,806	15,265,739
Accounts payables	3,032,860	1,500,927
Operating lease liabilities, current	2,328,227	2,060,022
Amounts due to related parties	137,548	119,759
Current tax liability	367,902	126,332
Accrued expenses and other current liabilities	6,355,964	3,040,716
Total current liabilities	30,422,307	22,113,495

Non-current liabilities
Long-term bank borrowings	10,963,881	9,446,467
Warrant liabilities	4,311	-
OET derivative liability	5,310	-
Operating lease liabilities, non-current	3,974,560	3,911,466
Total non-current liabilities	14,948,062	13,357,933

Total liabilities	45,370,369	35,471,428

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 44,766,003 and 37,749,381 shares issued and outstanding as of December 31, 2025 and 2024)	4,477	3,775
Additional paid in capital	15,396,434	22,246,969
Retained earnings	1,566,364	3,054,350
Accumulated other comprehensive loss	(1,537,922)	(2,471,137)
Total FST Corp. shareholders’ equity	15,429,353	22,833,957
Non-controlling interests	121,835	164,317
Total shareholders’ equity	15,551,188	22,998,274
Total liabilities and shareholders’ equity	60,921,557	58,469,702

The accompanying notes are an integral part of these consolidated financial statements.

FST Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2025	2024	2023
Revenue	47,969,791	36,499,644	28,730,549
Cost of sales	27,336,417	20,786,255	15,287,532
Gross profit	20,633,374	15,713,389	13,443,017

COSTS AND OPERATING EXPENSES:
Selling expenses	12,287,010	10,533,039	9,194,267
General and administrative expenses	9,188,447	7,527,952	5,838,969
Research and development expenses	1,492,137	1,296,969	1,529,690
Total costs and operating expenses	22,967,594	19,357,960	16,562,926

LOSS FROM OPERATIONS	(2,334,220)	(3,644,571)	(3,119,909)

OTHER (EXPENSE) INCOME
Interest expense, net	(845,026)	(543,328)	(14,703)
Foreign exchange (loss) gain	(852,182)	197,165	44,362
Other income, net	352,537	1,124,323	637,830
Gain on change in fair value of warrants	599,255	-	-
Unrealized gain on change in fair value of OET derivative liability	909,454	-	-
(Loss) gain on long-term investments	(63,644)	87,482	(466,262)
Total other income, net	100,394	865,642	201,227

LOSS BEFORE INCOME TAX EXPENSE	(2,233,826)	(2,778,929)	(2,918,682)

INCOME TAX (BENEFIT) EXPENSE	(729,907)	456,246	(751,071)

NET LOSS	(1,503,919)	(3,235,175)	(2,167,611)
Less: Net loss attributable to non-controlling interests	(3,728)	-	-
Net loss attributable to the Company’s shareholders	(1,500,191)	(3,235,175)	(2,167,611)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	933,215	(1,260,555)	(26,625)
Remeasurement of defined benefit obligations	12,205	1,591	-
TOTAL COMPREHENSIVE LOSS	(558,499)	(4,494,139)	(2,194,236)

Less: Total comprehensive loss attributable to non-controlling interests	(3,728)	-	-
Comprehensive loss attributable to FST Corp.’s shareholders	(554,771)	(4,494,139)	(2,194,236)

Weighted average number of shares outstanding, basic and diluted	44,477,649	37,749,381	46,207,400
Loss per share, basic and diluted	(0.03)	(0.09)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

FST Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

					Accumulated	Total
	Ordinary Shares		Additional paid-in	Retained	other comprehensive	FST Corp. shareholders’	Non-controlling	Total Shareholders’
	Shares	Amount	capital	earnings	loss	equity	interests	equity

Balance as of December 31, 2022	41,964,919	$13,994,732	$4,443,095	$15,169,219	$(1,185,548)	$32,421,498	$-	$32,421,498
Stock dividend distribution	12,589,476	3,956,466	-	(3,956,466)	-	-	-	-
Cash dividend distribution	-	-	-	(2,715,297)	-	(2,715,297)	-	(2,715,297)
Net loss for the year	-	-	-	(2,167,611)	-	(2,167,611)	-	(2,167,611)
Remeasurement of defined benefit obligations	-	-	-	(19,552)	-	(19,552)	-	(19,552)
Foreign currency translation adjustment	-	-	-	-	(26,625)	(26,625)	-	(26,625)
Balance as of December 31, 2023	54,554,395	$17,951,198	$4,443,095	$6,310,293	$(1,212,173)	$27,492,413	$-	$27,492,413
FST Restructuring	(16,805,014)	(17,947,423)	17,803,874	(20,768)	-	(164,317)	164,317	-
Net loss for the year	-	-	-	(3,235,175)	-	(3,235,175)	-	(3,235,175)
Remeasurement of defined benefit obligations	-	-	-	-	1,591	1,591	-	1,591
Foreign currency translation adjustment	-	-	-	-	(1,260,555)	(1,260,555)	-	(1,260,555)
Balance as of December 31, 2024	37,749,381	$3,775	$22,246,969	$3,054,350	$(2,471,137)	$22,833,957	$164,317	$22,998,274
Recapitalization	7,016,622	702	(6,850,535)	-	-	(6,849,833)	-	(6,849,833)
Purchase of non-controlling interests	-	-	-	-	-	-	(38,754)	(38,754)
Net loss for the year	-	-	-	(1,500,191)	-	(1,500,191)	(3,728)	(1,503,919)
Remeasurement of defined benefit obligations	-	-	-	12,205	-	12,205	-	12,205
Foreign currency translation adjustment	-	-	-	-	933,215	933,215		933,215
Balance as of December 31, 2025	44,766,003	$4,477	$15,396,434	$1,566,364	$(1,537,922)	$15,429,353	$121,835	$15,551,188

The accompanying notes are an integral part of these consolidated financial statements.

FST Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,503,919)	$(3,235,175)	$(2,167,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,206,703	1,932,074	1,815,588
Amortization of right-of-use assets	2,273,649	2,171,124	2,279,490
Deferred tax (benefit) expense	(1,267,903)	147,998	(663,227)
Inventories write-downs	638,145	494,204	192,766
Loss (gain) on revaluation of long-term investments	63,644	(87,482)	466,262
Gain on change in fair value of warrant liabilities	(599,255)	-	-
Unrealized gain on change in fair value of OET derivative liability	(909,454)	-	-
Allowance for credit losses	254,292	34,730	1,652
Reversal of allowance for credit losses	(26,531)	-	(154,929)
Loss (gain) on disposal of property, plant and equipment	18,975	(1,483)	-
Remeasurement of defined benefit obligations	12,205	-	(19,552)
Changes in operating assets and liabilities:
Accounts and notes receivable, net	(1,777,712)	(782,826)	1,726,982
Due from/to related parties	5,339	(202,946)	124,744
Operating lease liabilities	250,259	(1,260,469)	(565,604)
Prepaid tax	235,136	(162,010)	(2,108,483)
Inventories	2,534,824	(445,302)	(6,746,575)
Prepaid expenses and other current assets	262,439	266,169	(409,170)
Accounts payable	1,507,996	332,075	(466,541)
Right-of-use assets	(2,536,883)	(840,915)	(1,560,254)
Accrued expenses and other current liabilities	(2,118,504)	76,063	(2,192,882)
Prepaid expenses and other non-current assets	(523,459)	(7,359)	(758,080)
Other non-current liabilities	-	(4,599)	-
Net cash used in operating activities	(1,000,014)	(1,576,129)	(11,205,424)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(602,960)	(4,138,945)	(11,585,245)
Purchase of intangible assets	(7,215)	(177,539)	-
Purchase of long-term investments	(257,839)	(76,605)	(7,062)
Purchase of short-term investments	-	(62,293)	-
Proceeds from disposal of property, plant and equipment	6,635	1,483	-
Disposal of short-term investments	62,183	-	-
Net cash used in investing activities	(799,196)	(4,453,899)	(11,592,307)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank borrowings	52,598,938	41,610,136	38,752,418
Repayments of bank borrowings	(49,244,300)	(37,898,778)	(24,734,659)
Purchase of non-controlling interests	(38,754)	-	-
Dividend distribution	-	-	(2,715,297)
Net cash provided by financing activities	3,315,884	3,711,358	11,302,462

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	519,792	(1,684,859)	(20,915)
Net increase/ (decrease) in cash and cash equivalents	2,036,466	(4,003,529)	(11,516,184)
Cash, cash equivalents and restricted cash at the beginning of year	5,302,199	9,305,728	20,821,912
Cash, cash equivalents and restricted cash at the end of year	$7,338,665	$5,302,199	$9,305,728

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expenses paid	$657,053	$506,009	$282,484
Income taxes paid, net of refunds	$297,851	$466,127	$2,564,373

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:
Right of use assets obtained in exchange for operating lease obligations	$2,790,155	$1,107,424	$1,822,488

The accompanying notes are an integral part of these consolidated financial statements.

FST Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

(In U.S. dollars)

The following table is provides a reconciliation of cash and restricted cash reported within the consolidated statements of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents, beginning of the year	$5,098,420	$8,904,618
Restricted cash, beginning of the year	203,779	401,110
Total cash, cash equivalents and restricted cash, beginning of the year	$5,302,199	$9,305,728

	December 31, 2025	December 31, 2024
Cash and cash equivalents, end of the year	$7,179,800	$5,098,420
Restricted cash, end of the year	158,865	203,779
Total cash, cash equivalents and restricted cash, end of the year	$7,338,665	$5,302,199

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

FST Corp. (the “Company”) was incorporated under the laws of the Cayman Islands on November 24, 2023. The Company and its subsidiaries, FST Ltd., Femco Steel Technology Co., Ltd. (“FST”) and FST’s subsidiaries (collectively, the “Group”) are principally engaged in developing, producing and selling of golf shafts and other sports equipment.

FST Ltd. was incorporated as a Cayman Islands exempted company on May 20, 2021. FST Ltd. was incorporated for the purpose of effecting the Business Combination.

FST, 99.34% owned by the Company, was incorporated under the law of Taiwan with limited liability on May 18, 1976.

FST America, Inc., wholly owned by FST, was incorporated on September 9, 2015 in Colorado, US.

FST Japan LLC, wholly owned by FST America, Inc., was incorporated on September 16, 2020 in Japan.

FST Restructuring

To maximize the Company’s control over FST’s business and operations after the closing of Business Combination and enhance the efficiency of future fundraising, the parties intend to have each existing FST’s shareholder exchange of the Company’s shares held by it, him or her with the Company’s ordinary shares, so that at the closing of Business Combination, the Company will be the sole shareholder of FST. Pursuant to the Business Combination agreement, the Company shall have acquired at least 90% of all issued and outstanding FST’s ordinary shares on or prior to the closing of Business Combination.

The Company undertook the following steps to affect FST Restructuring:

●	Formation of FST Corp. and FST Merger Ltd.

●	Each existing shareholder of FST exchanged their FST’s ordinary shares with FST Corp.’s ordinary shares. The Company purchased the issued and outstanding shares of FST from its existing shareholders, and the existing shareholders of FST subscribe to the 37,749,381 shares issued by the Company. Through the shares exchange, as of December 31, 2025, FST Corp. obtained 99.34% of the equity interests of FST.

●	At the FST Restructuring closing and immediately following the issuance of the Company’s ordinary shares to initial FST’s shareholders, each initial FST Corp.’s shareholder prior to the FST Restructuring will surrender all of its FST Corp.’s ordinary shares that were issued and outstanding immediately for no consideration to FST Corp. and all such shares of FST Corp. will be cancelled.

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

FST was determined to be the accounting acquirer given that FST effectively controlled the combined entity after the transaction. The transaction is not a business combination because FST Ltd. was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by FST for the net monetary assets of FST Ltd., accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

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

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue operating in the normal course of business and will be able to realize its assets and discharge its liabilities as they become due. The Group had working capital deficit of US$2,935,317 as of December 31, 2025. The Group incurred a net loss of $1,500,191 and $3,235,175 for the years ended December 31, 2025 and 2024 and operating cash outflow of $1,000,014 and $1,576,129 for the years ended December 31, 2025 and 2024. These factors, raise substantial doubt about its ability to continue as going concern.

To address these uncertainties, management has developed specific plans to improve the Group’s liquidity position. If the Group is unable to repay the debt as it comes due with cash generated from operations, management plans to refinance its short term obligations to extend the maturity dates. If the Group is unable to secure longer-term financing on acceptable terms, management will sell certain non-core land assets, which are expected to generate a sufficient amount of cash to service the short-term obligations as they come due.

Management believes that if these plans are successfully implemented, they will address the Group’s liquidity needs to enable continuation of operations for the foreseeable future.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, the recoverability of long-lived assets, accounting for income taxes, the valuation allowance for deferred tax assets, the determination of the fair value of the warrant liabilities and the embedded feature included in the Prepaid Forward Purchase Agreement (as defined below). Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. Changes in accounting estimates are recognized in the period of change and, if applicable, in future periods in accordance with ASC 250.

(c)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and online payment platform that are readily convertible to known amounts of cash and have insignificant risk of changes in value and have original maturities of three months or less when purchased.

(d) Restricted cash

Restricted cash consist of loan guarantee and bank deposits with designated use, which cannot be withdrawn without certain approval or notice.

The restricted cash was $158,865 and $203,779 as of December 31, 2025 and 2024, which was loan guarantees.

(e)  Accounts and notes receivables, net

Accounts and notes receivables, net is stated at the original amount less an allowance for credit losses.

Accounts and notes receivables, net is recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The allowance for doubtful accounts is estimated based on the expected loss approach prescribed by ASC 326. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

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

The Group recognized allowance for credit losses of $254,292, $34,730 and $1,652, respectively, for the years ended December 31, 2025, 2024 and 2023.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Prepaid expenses and other assets

Prepaid expenses and other assets represent amounts that the Group has paid in advance of receiving benefits or services. Prepaid expenses and other assets include amounts for prepayments to suppliers, prepaid expenses and prepayment for equipment and are recognized as an expense over the general contractual period.

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

(h)  Inventories, net

Inventories, net are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of raw materials is determined on the basis of standard costing. The cost of finished goods is determined on the basis of standard costing and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated and consolidated statements of operations and comprehensive loss.

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

(j) Intangible assets, net

Intangible assets, net are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

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

The Group reviews the equity investment without readily determinable fair values for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s carrying amount and its fair value at the end of the reporting period/date for which the assessment is made in accordance with ASC topic 321, Investments – Equity Securities.

(l)  Operating leases

The Group recognizes lease liabilities and corresponding right-of-use assets on the consolidated balance sheet for leases. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

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

As of December 31, 2025 and 2024, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(m) Bank Borrowings

Bank borrowings comprise long-term and short-term bank borrowings. Bank borrowings are recognized initially at fair value, net of transaction costs incurred. Bank borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the borrowings using the effective interest method.

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

There was no impairment of long-lived assets recognized for the years ended December 31, 2025, 2024 and 2023.

(p) Warrant liabilities

The Group assessed its warrants under ASC 480-25, “Distinguishing liabilities from equity” and ASC 815-40 ”Derivatives and Hedging — Contracts in Entity’s Own Equity”. The Group accounts for the Public Warrants and Private Placement Warrants (collectively, the “Warrants”) as derivative liabilities. A provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815 “Derivatives and Hedging” (“ASC 815”), the Group accounts for Warrants for the Group’s ordinary shares that are not indexed to its own stock as derivative liabilities at fair value on the consolidated balance sheets and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss in the period of change.

(q)  Fair value measurement

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, accounts and notes receivable, amounts due from a related party, investments, accounts payable, bank borrowings, amounts due to related parties, accrued expenses and other current liabilities. The carrying amounts of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts and notes receivable, short-term investment, amounts due from related parties, prepaid expenses and other current assets, accounts payable, short-term borrowings, amounts due to related parties, accrued expenses and other current liabilities, approximate their fair values because of their short-term nature. The carrying value of long-term bank borrowings approximate their fair values, because the bearing interest rate approximates market interest rate. The Group carries equity investment without readily determinable fair values at cost and recognizes income as any dividends declared from distribution of investee’s earnings.

(r) Derivative financial instruments and warrant liability

The Group does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Group evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity and measurement of fair value is re-assessed at the end of each reporting period. In accordance with ASC 825-10 ”Financial Instruments”, offering costs attributable to the issuance of the derivative warrant liabilities and overallotment option have been allocated based on their relative fair value of total proceeds and are recognized in the statements of operations as incurred. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or the creation of current liabilities.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board Accounting Standards Codification 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the and over-allotment option meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet all the criteria for equity classification, they are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations and comprehensive loss.

The Group accounted for the Public Warrants and Private Placement Warrants (see Note 13) in accordance with the guidance contained in ASC 815-40. The Warrants are not considered indexed to the Group’s own ordinary shares, and as such, they do not meet the criteria for equity treatment and are recorded as liabilities.

(s) Revenue recognition

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

Revenue recognition policies for each type of revenue stream are as follows:

Sales of golf shafts

The Group manufactures golf shafts and sells them to sports brand manufacturers and distributors. The revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring promised product to the designated free-on-board shipping point. The Group recognizes revenue as accounts receivable at original invoiced amounts which represent fair value at initial recognition.

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

The Group has determined that it acts as a principal in these arrangements, as it controls the specified goods or services before they are transferred to the customer. Accordingly, revenue is recognized on a gross basis. In making this determination, the Group considered factors including its primary responsibility for fulfilling the contract, discretion in establishing pricing, and exposure to inventory and credit risks.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Revenue recognition (cont.)

Revenue by categories

The following table disaggregates the Group’s revenue categories for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Sales of golf shafts	$46,634,028	$35,315,363	$27,825,905
Sales of sports accessories, food and beverage	1,053,161	935,593	904,644
Software service	282,602	248,688	-
Total revenues	$47,969,791	$36,499,644	$28,730,549

Revenue by geography

The following table sets forth disaggregation of revenue by customer location.

	For the Years Ended December 31,
	2025	2024	2023
Primary geographical markets
United States	$24,211,551	$18,877,162	$16,707,660
Vietnam	5,376,521	4,263,006	2,860,192
China mainland	7,470,987	3,960,825	2,644,342
Mexico	3,781,316	3,015,173	1,130,696
Taiwan	2,114,336	2,478,429	1,865,032
Japan	2,341,291	1,729,559	1,746,123
Europe	1,193,338	1,159,928	824,563
Others	1,480,451	1,015,562	951,941
Total	$47,969,791	$36,499,644	$28,730,549

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

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The changes in contract liabilities are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$166,582	$35,080	$98,708
Additions	42,957	152,815	58
Less: Revenue recognized	28,931	21,313	63,686
Balance at the end of the year	$180,608	$166,582	$35,080

Other than accounts receivable and deferred revenue, which was included in accrued expenses and other current liabilities in the consolidated balance sheets, the Group had no other material contract assets or contract liabilities recorded on its consolidated balance sheets as of December 31, 2025 and 2024.

(t) Cost of sales

Cost of sales mainly consists of costs of raw materials, consumables, direct labour, outsourced processing fee, overhead costs, depreciation of property, plant and equipment, and inventories write-downs.

(u) Income taxes

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as at December 31, 2025 and 2024. Thus, management recognized a valuation allowance for deferred tax assets not supported by future reversals of existing taxable temporary differences in certain tax-paying components. While the Group considers the facts above, our projections of future income may be changed due to the macroeconomic conditions and our business development. The deferred tax assets could be utilized in the future years if we make profits in the future, and the valuation allowance shall be reversed.

The provisions of ASC 740 prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized.

The Group did not accrue any liability, interest or penalties related to unrecognized tax benefits in its income tax expense (benefit) line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively. The Group will recognize interest and penalties, if any, related to income taxes on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheets.

The Group does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Employee benefits

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

ii)	Defined benefit plans

1.	Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in the current period or prior periods. The liability recognized in the statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, or end of the reporting date/period, less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

2.	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

3.	Past service costs are recognized immediately in profit or loss.

(w) Government grants

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

(x)  Foreign currency transactions and translations

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

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In general, for consolidation purposes, assets and liabilities of FST and its subsidiary whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive loss within the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	For the Years Ended December 31,
	2025	2024	2023
Period end USD: TWD exchange rate	31.3700	32.7900	30.6200
Average USD: TWD exchange rate	31.1663	32.1064	31.1525
Period end USD: JPY exchange rate	156.8000	157.3700	140.9200
Average USD: JPY exchange rate	149.5686	151.4551	140.5001

(y)  Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the consolidated financial statements expressed in TWD/JPY to USD is reported in other comprehensive loss in the consolidated statements of operations and comprehensive loss.

(z) Earnings per share

Basic earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the year. Diluted earnings per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(aa)  Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive loss.  Significant expense categories regularly provided to and reviewed by the CODMs are those presented in the consolidated statements of comprehensive income. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s long-lived assets are substantially located in the Taiwan and United States. The following table presents long-lived assets by geographic segment as of December 31, 2025 and 2024.

	December 31,
	2025	2024
Taiwan	$19,440,147	$18,535,163
US	8,188,862	9,170,946
Japan	2,009,235	2,375,236
Total	$29,638,244	$30,081,345

(ab) Commitments and contingencies

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

(ac) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

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

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Group for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

Recent accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, results of operations, cash flows or disclosures.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

3. ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts receivable and notes receivable, net consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable, gross	$7,480,232	$5,558,022
Notes receivable	6,376	13,864
Allowance for credit losses	(506,883)	(277,798)
Accounts and notes receivable, net	$6,979,725	$5,294,088

The changes in the allowance for credit losses are as follows:

	For the Years Ended December 31,
	2025	2024
Balance at the beginning of the year	$277,798	$245,888
Additions	254,292	34,730
Reverse	(26,531)	-
Exchange rate difference	1,324	(2,820)
Balance at the end of the year	$506,883	$277,798

4. INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2025	2024
Raw material	$804,508	$920,418
Work-in-process	304,287	187,755
Goods in transit	924,709	192,376
Finished goods	11,800,752	14,583,290
Inventories, gross	13,834,256	15,883,839
Inventory valuation allowance	(2,021,516)	(1,352,998)
Inventories, net	$11,812,740	$14,530,841

The changes in inventory valuation allowance are as follows:

	For the Years Ended December 31,
	2025	2024
Balance at the beginning of the year	$1,352,998	$900,142
Additions	638,145	494,204
Exchange rate difference	30,373	(41,348)
Balance at the end of the year	$2,021,516	$1,352,998

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2025	2024
Prepaid expense	$580,233	$822,924
Sales tax refundable	72,587	311,177
Prepayments for inventories	439,015	62,171
Deposit	7,293	7,579
Others	89,323	103,189
Total	$1,188,451	$1,307,040

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Land	$10,347,727	$9,946,330
Machinery	12,946,193	12,154,188
Office and other equipment	2,844,435	2,576,328
Property and buildings	688,615	675,349
Leasehold improvements	4,881,391	4,627,528
Operating equipment	718,726	669,020
Plant, property and equipment, gross	32,427,087	30,648,743
Construction in progress	1,008,552	971,267
Less: Accumulated depreciation	(14,200,531)	(11,916,419)
Less: Impairment of property, plant and equipment	(190,154)	(181,919)
Property, plant and equipment, net	$19,044,954	$19,521,672

Depreciation expenses were $1,836,803, $1,575,828 and $1,468,548 for the years ended December 31, 2025, 2024 and 2023, respectively.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

7. INTANGIBLE ASSETS, NET

	As of December 31,
	2025	2024
Trade mark	$6,500,000	$6,500,000
Software	1,056,614	984,174
Intangible assets, gross	7,556,614	7,484,174
Less: accumulated amortization	(2,724,500)	(2,345,737)
Intangible assets, net	$4,832,114	$5,138,437

Amortization expenses were $369,900, $356,247 and $347,040 for the years ended December 31, 2025, 2024 and 2023, respectively.

8. LONG-TERM INVESTMENTS

	As of December 31,
	2025	2024
Factory Automation Technology Co., Ltd. (1)	$217,184	$268,271
Fully Compulsory Convertible Debentures(“CCDs”) (2)	334,444	76,605
Total	$551,628	$344,876

(1)	The Group held 3.66% of equity interest Factory Automation Technology Co., Ltd., which was accounted for at fair value with all fair value changes recognized in profit or loss on long-term investment in the consolidated statements of operations and comprehensive loss. Loss of $63,644, gain of $87,482, and loss of $466,262 were recognized for this investment for the years ended December 31, 2025, 2024 and 2023, respectively. The investment is classified within Level 3 of the fair value hierarchy due to the lack of quoted market prices and limited observable inputs.

(2)	The Group purchased CCDs issued by Indian Ale Ventures Private Limited during the years ended December 31, 2025 and 2024 with the consideration of $257,839 and $76,605. The investment was accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the Group in accordance with ASC topic 321, Investments – Equity Securities. There was no impairment recognized for the years ended December 31, 2025 and 2024. The investment is classified within Level 3 of the fair value hierarchy due to the lack of quoted market prices and limited observable inputs.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Accrued expense	$4,540,160	$2,325,766
Accrued payroll and welfare	1,351,286	204,973
Contract liabilities	180,608	166,582
Payable for purchasing equipment	52,603	13,101
Others	231,307	330,294
Total	$6,355,964	$3,040,716

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

10. LEASES

Operating lease right-of-use assets, net and operating lease liabilities consisted of the following:

	As of December 31,
	2025	2024
Operating lease right-of-use assets	$12,777,073	$10,393,154
Operating lease right-of-use assets -accumulated amortization	(7,015,897)	(4,971,918)
Operating lease right-of-use assets, net	$5,761,176	$5,421,236

Operating lease liabilities, current	$2,328,227	2,060,022
Operating lease liabilities, non-current	3,974,560	3,911,466
Total operating lease liabilities	$6,302,787	$5,971,488

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the Years Ended December 31,
	2025	2024	2023
Operating leases cost excluding short-term rental expense	$2,526,921	$2,437,633	$2,529,180
Short-term lease cost	387,708	363,801	98,935
Total	$2,914,629	$2,801,434	$2,628,115

For the years ended December 31, 2025, 2024 and 2023, amortization of right-of-use asset were $2,273,649, $2,171,124 and $2,279,490, respectively. The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

As of December 31, 2025, the weighted average remaining lease term was 6.82 years, and the weighted average discount rate was 4.39% for the Group’s operating leases.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2025:

Operating
Lease Liabilities
For the years ending December 31,
2026	$2,545,946
2027	964,516
2028	669,819
2029	615,291
2030 and thereafter	2,707,877
Total lease payments	7,503,449
Less: imputed interest	1,200,662
Total	6,302,787
Less: current portion	2,328,227
Non-current portion	$3,974,560

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

11. BANK BORROWINGS

As of December 31, 2025 and 2024, summary of the borrowings is as follows:

				As of December 31, 2025		As of December 31, 2024
Bank and other financial institution	Annual interest rate	Maturity	Principal	Short-term	Long-term (Non- current portions)	Short-term	Long-term (Non- current portions)
Bank SinoPac(1)	2.61%	November 2027	653,756	341,090	312,666	326,321	625,444
Bank SinoPac(1)	2.61%	December 2028	609,181	203,061	406,120	194,267	582,799
Bank SinoPac(1)	2.19%	January 2025	457,457	-	-	457,457	-
Bank SinoPac(1)	2.19%	February 2025	2,192,112	-	-	2,192,112	-
Bank SinoPac(1)	2.19%	June 2025	245,593	-	-	245,593	-
Bank SinoPac(1)	2.19%	June 2026	2,231,431	2,231,431	-	-	-
Bank SinoPac(1)	2.19%	January 2026	227,236	227,236	-	-	-
Bank SinoPac(1)	2.19%	February 2026	249,538	249,538	-	-	-
Bank SinoPac(1)	2.19%	March 2026	253,628	253,628	-	-	-
Bank SinoPac(1)	2.19%	June 2026	362,033	362,033	-	-	-
Bank of Taiwan(2)	1.95%	October 2038	6,109,163	476,039	5,633,124	455,424	5,844,600
Bank of Taiwan(2)	2.41%	March 2025	609,942	-	-	609,942	-
Bank of Taiwan(2)	2.41%	March 2026	956,328	956,328	-	-	-
Chang Hwa Bank	2.43%	March 2025	501,170	-	-	501,170	-
Chang Hwa Bank	2.43%	June 2025	1,219,884	-	-	1,219,884	-
Chang Hwa Bank	2.43%	April 2025	302,232	-	-	302,232	-
Chang Hwa Bank	2.43%	May 2025	336,862	-	-	336,862	-
Chang Hwa Bank	2.43%	February 2026	1,115,716	1,115,716	-	-	-
Chang Hwa Bank	2.43%	April 2026	321,937	321,937	-	-	-
Chang Hwa Bank	2.43%	May 2026	334,559	334,559	-	-	-
CTBC BANK	2.60%	December 2026	914,913	-	-	-	914,913
CTBC BANK	2.60%	December 2027	1,912,655	-	1,912,655	-	-
E.SUN BANK	2.62%	March 2025	1,372,370	-	-	1,372,370	-
E.SUN BANK	2.62%	April 2026	1,434,492	1,434,492	-	-	-
First Bank(4)	2.60%	January 2029	570,510	180,048	390,462	167,835	545,803
First Bank(4)	2.60%	April 2029	307,714	89,533	218,181	83,460	294,389
First Bank(4)	2.60%	September 2029	667,422	171,672	495,750	160,027	638,519
First Bank(3)	2.20%	November 2025	914,913	-	-	914,913	-
First Bank(4)	2.60%	August 2030	1,370,737	108,868	1,261,869	-	-
Hua Nan Bank	2.38%	January 2025	1,067,399	-	-	1,067,399	-
Hua Nan Bank	2.38%	April 2025	283,773	-	-	283,773	-
Hua Nan Bank	2.38%	March 2026	246,032	246,032	-	-	-
Hua Nan Bank	2.38%	January 2026	105,714	105,714	-	-	-
Hua Nan Bank	2.65%	April 2026	1,593,880	1,593,880	-	-	-
Shin Kong Bank	2.21%	June 2025	97,150	-	-	97,150	-
Shin Kong Bank	2.21%	January 2026	75,953	75,953	-	-	-
Shin Kong Bank	2.21%	February 2026	78,265	78,265	-	-	-
Shin Kong Bank	2.21%	March 2026	67,017	67,017	-	-	-
Shin Kong Bank	2.21%	April 2026	76,085	76,085	-	-	-
Shin Kong Bank	2.39%	May 2026	128,738	128,738	-	-	-
Shin Kong Bank	2.39%	June 2026	118,089	118,089	-	-	-
Shin Kong Bank	2.39%	May 2026	312,158	312,158	-	-	-
Shin Kong Bank	2.39%	June 2026	299,649	299,649	-	-	-
Taipei Fubon Bank	2.34%	February 2025	914,913	-	-	914,913	-
Taipei Fubon Bank	2.34%	April 2025	609,942	-	-	609,942	-
Taipei Fubon Bank	2.34%	March 2025	76,097	-	-	76,097	-
Taipei Fubon Bank	2.34%	May 2025	77,841	-	-	77,841	-
Taipei Fubon Bank	2.34%	June 2025	158,987	-	-	158,987	-
Taipei Fubon Bank	2.34%	February 2026	142,660	142,660	-	-	-
Taipei Fubon Bank	2.34%	March 2026	145,027	145,027	-	-	-
Taipei Fubon Bank	2.34%	April 2026	147,274	147,274	-	-	-
Taipei Fubon Bank	2.34%	May 2026	161,785	161,785	-	-	-
Taipei Fubon Bank	2.34%	May 2026	150,373	150,373	-	-	-
Taipei Fubon Bank	2.34%	June 2026	150,646	150,646	-	-	-
Taipei Fubon Bank	2.44%	March 2026	1,593,880	1,593,880	-	-	-
Taishin International Bank	2.61%	February 2025	914,913	-	-	914,913	-
Taishin International Bank	2.61%	January 2026	956,328	956,328	-	-	-
Yuanta Bank	2.03%	March 2025	1,524,855	-	-	1,524,855	-
Yuanta Bank	2.03%	March 2026	1,593,880	1,593,880	-	-	-
Cathay United Bank	2.50%	April 2027	1,332,218	999,164	333,054	-	-
Total				18,199,806	10,963,881	15,265,739	9,446,467

(1)	The loans are collateralized by the machinery of the Group for the years ended December 31, 2025 and 2024.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

11. BANK BORROWINGS (cont.)

(2)	The loan is collateralized by land and buildings of the Group for the years ended December 31, 2025 and 2024

(3)	The loan is secured by restricted cash of $203,779 for the year ended December 31, 2024.

(4)	The loan is secured by restricted cash of $158,865 for the year ended December 31, 2025.

(5)	All the loans above were guaranteed by David Chuang, the director of the Company.

Interest expenses were $657,555, $507,198 and $295,631 for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted average interest rates for the years ended December 31, 2025, 2024 and 2023 were 2.23%, 2.18% and 1.91%, respectively.

As of December 31, 2025, the Group had unused credit facilities of approximately $5,590,653.

Aggregate borrowings maturities for the next five fiscal years and thereafter are as follows：

For the years ended December 31,
2026	$18,199,806
2027	2,558,375
2028	406,120
2029	1,104,393
2030	1,261,869
Thereafter	5,633,124
Total	$29,163,687

12. PREPAID SHARE FORWARD AGREEMENT

On December 27, 2024, FST Ltd., CayCo and FST entered into an agreement (the “Prepaid Share Forward Agreement”) with each of (i) Harraden Circle Investors, LP (“HCI”) and (ii) Harraden Circle Special Opportunities, LP (“HCSO”) (HCI and HCSO collectively, the “Seller”) for an over-the-counter Prepaid Share Forward Transaction. For purposes of the Prepaid Share Forward Agreement, “Counterparty” refers to FST Ltd. prior to the consummation of the Business Combination and CayCo after the consummation of the Business Combination.

Pursuant to the terms of the Prepaid Share Forward Agreement, the Seller intends, but is not obligated, to purchase up to a number of Class A ordinary shares of FST Ltd., in the aggregate amount equal to up to 3,000,000, from third parties through a broker in the open market (other than through Counterparty), or Class A ordinary shares previously redeemed by Seller that Seller reverses a previously submitted redemption request for prior to the closing of the Business Combination (the “Relevant Shares”). The Seller is also entitled to purchase up to 100,000 Class A ordinary shares of FST Ltd. (the “Committed Shares”), which shall not form a part of the Relevant Shares under the Prepaid Share Forward Agreement, and the Sellers will not sell the Committed Shares at a price less than the Reset Price (as defined below) prior to 30 day anniversary of the closing of the Business Combination.

The Prepaid Share Forward Agreement provides that the Counterparty shall pay to the Seller an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Relevant Shares and the number of Committed Shares and (ii) the redemption price per share as set forth in the FST Ltd.’s constitutional documents (the “Redemption Price”, which was approximately US$11.79 per share at the execution of the Prepaid Share Forward Agreement) directly from the trust account maintained by Continental Stock Transfer & Trust Company by no later than the earlier of (a) one business day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

12. PREPAID SHARE FORWARD AGREEMENT (Cont.)

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

Pursuant to Amendment No. 1 to the Prepaid Share Forward executed on January 9th, 2026 (the “Amendment”), the Maturity Date was extended to the date that is 24 months after the closing of the Business Combination.

On January 15, 2025, FST Ltd. paid $20,605,656, including $77,540 transaction costs, to the Seller, pursuant to the terms of the Prepaid Share Forward Agreement. Among the 1,742,573 shares under the Prepaid Share Forward Agreement, 100,000 are Commitment Shares and 1,642,573 are Relevant Shares.

Commitment Shares are already outstanding at inception of the Prepaid Forward Purchase Agreement and Seller does not have ability to redeem during the term of Prepaid Forward Purchase Agreement. The Group concluded that the Commitment Shares are compensation to Seller for the waiver of the redemption rights of Relevant Shares at closing of the Business Combination. The Group measured the Commitment Shares at their fair value at inception, by the redemption price of $11.79 per share.

The Group evaluated the Prepaid Share Forward Agreement according to ASC 480- Distinguishing Liabilities from Equity and ASC 815 - Derivatives and Hedging and concluded that, (i) due to the uncertainty of the Business Combination Closing as of December, 31, 2024, the Relevant Shares are not required to be accounted for as a liability pursuant to ASC 480-10. Upon the closing of the Business Combination on January 15, 2025, and prior to the Prepayment in full, the Forward Purchase of Relevant Shares is representative of an obligation to repurchase shares by transferring assets under ASC 480-10-25-8 through 25-11. Following Prepayment in full, the Group will no longer have an obligation to transfer assets and the Forward Purchase of Relevant Shares will no longer be subject to the accounting requirements of ASC 480, (ii) the embedded put option feature in connection with the Terminated Shares is not indexed to the Group’s own equity because the settlement terms are not fixed, which preclude the embed put option from equity classification. Accordingly, the embedded put option in connection with the Terminated Shares is required to be bifurcated and accounted for separately as an embedded derivative under ASC 815. The Group recognizes the embed put option as an OET derivative liability at fair value on the consolidated balance sheets. Changes in the fair value of OET derivative liability are recorded in the consolidated statements of operations as a component of other income (expense).

For the year ended December 31, 2025, the Group recorded unrealized gain on change in fair value changes of the OET derivative liability of $909,454. The fair value of the OET derivative liability was measure at Black-Scholes model, with the key inputs as following:

	December 31, 2025	December 31, 2024 (Initial Value)
Stock price	$1.40	$9.63
Exercise price	$11.79	$11.79
Risk-free rate	3.48%	4.16%
Volatility	75.93%	30.17%
Expected terms (years)	1.04	1.08
Estimated weighted average Terminated Shares	1,742,573	1,582,101

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13. FAIR VALUE MEASUREMENTS

The following table presents information about the Group’s assets and liabilities that are measured at fair value on December 31, 2025 and indicates the Level 3 fair value hierarchy of the valuation inputs the Group utilized to determine such fair value.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Assets:
Long-term investments	$551,628	$-	$-	$551,628
Total	$551,628	$-	$-	$551,628

Liabilities:
Warrant liabilities – Public Warrants	$1,950	$1,950	$-	$-
Warrant liabilities – Private Placement Warrants	2,361	-	-	2,361
Total	$4,311	$1,950	$-	$2,361

Public Warrants

On January 27, 2022, FST Ltd. consummated its IPO of 13,000,000 Units at $10.00 per Unit, generating gross proceeds of $130,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share. The Public Warrants will become exercisable 30 days after the completion of the initial Business Combination and expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Private Placement Warrants

Simultaneously with the closing of the IPO, the Sponsor of FST Ltd.(“the Sponsor”) purchased an aggregate of 7,900,000 warrants at a price of $1.00 per warrant, for an aggregate purchase price of $7,900,000.

The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Group, (ii) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Group’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Group in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

The Public Warrants and the Private Placement Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within liabilities on the consolidated balance sheets. The warrant liabilities were measured at fair value at inception and remeasured on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

At December 31, 2025, the Group used the quoted price on Over-the-Counter Market (the “OTC”) to establish the fair value of the Public Warrants.

At December 31, 2025 a Monte Carlo simulation methodology was used in estimating the fair value of the Private Placement Warrants. The key inputs for Monte Carlo simulation for the Private Placement Warrants as of December 31, 2025 were as follows:

Input	December 31, 2025
Public Warrant Price	$0.0003
Risk-free interest rate	3.64%
Expected term (years)	4.04
Expected volatility	29.7%
Stock price	$1.40
Exercise price	$11.50

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

14. INCOME TAXES

Loss before income tax expense by geographic locations is as follows:

	For the years ended December 31,
	2025	2024	2023
Taiwan operations	$(142,385)	$261,503	$391,534
Non-Taiwan operations	(2,091,441)	(3,040,432)	(3,310,216)
Total	$(2,233,826)	$(2,778,929)	$(2,918,682)

The components of income tax (benefit) expense are as follows:

	For the years ended December 31,
	2025	2024	2023
Taiwan:
Current	$532,418	$307,398	$353,648
Deferred	(87,094)	72,160	(176,230)
	$445,324	$379,558	$177,418
Non-Taiwan:
Current	$5,578	$850	$(441,492)
Deferred	(1,180,809)	75,838	(486,997)
	$(1,175,231)	$76,688	$(928,489)

Total current tax expense (benefit)	$537,996	$308,248	$(87,844)
Total deferred tax (benefit) expense	(1,267,903)	147,998	(663,227)
Total income tax (benefit) expense	$(729,907)	$456,246	$(751,071)

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes.

Taiwan

FST is subject to a 23.45% combined tax rate, consisting of a statutory income tax rate of 20%, a 5% undistributed earnings tax, and the interaction of these taxes, under the laws of Taiwan.

As of December 31, 2025, the tax years ended December 31, 2019 through 2025 for FST are generally subject to examination by the Taiwan tax authorities.

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

The state corporate income tax rates in California, Colorado and Arizona are 8.84%, 4.40% and 4.90%, respectively.

FST America, Inc. files income tax returns in the U.S. federal jurisdiction and various state jurisdictions and is generally subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of a tax return.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

14. INCOME TAXES (cont.)

Japan

FST Japan LLC was mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 23.2% for the years ended December 31, 2025, 2024 and 2023, respectively.

FST Japan LLC is subject to taxation and files income tax returns in Japan. Tax years for the periods ended December 31, 2020 and subsequent years remain open to examination by the tax authority.

A reconciliation between the Group’s reported income tax (benefit) expense and the income tax (benefit) expense at the Taiwan statutory income tax rate of 20% for distributed earnings, where the Group’s major operations are based, is as follows:

	For the years ended December 31,
	2025	2024	2023
Loss before income tax expense	$(2,233,826)	$(2,778,929)	$(2,918,682)
Income tax benefit computed at the statutory income tax rate	(446,765)	(555,786)	(583,736)
Reconciling items:
Impact of different tax rates in other jurisdictions	(9,819)	(32,376)	(243,314)
Impact of tax rate change	-	(63,616)	-
Tax effect of other non-deductible items	267,177	392,205	24,987
Net operating loss carried forward	(313,800)	-	-
Tax effect of additional deductions	(583,379)	-	-
Tax-exempt loss (income) from long-term investments	149,776	(17,496)	93,253
Adjustment of current taxes in respect of prior year	(1,722)	(8,712)	(436,407)
Adjustment of deferred taxes in respect of prior year	7,430	(50,518)	52,646
Change in deferred tax asset valuation allowance	199,308	792,545	340,167
Others	1,887	-	1,333
Income tax (benefit) expense	$(729,907)	$456,246	$(751,071)
Effective tax rates	32.7%	(16.4)%	25.7%

As of December 31, 2025 and 2024 the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carried forwards	$2,143,479	$2,049,940
Allowance for credit losses	443,892	285,658
Write-down of inventories	475,518	152,776
Lease liabilities	1,097,149	1,311,830
Others	97,320	77,379
Deferred tax assets	4,257,358	3,877,583
Valuation allowance	(682,322)	(1,414,090)
Deferred tax assets, net of valuation allowance	$3,575,036	$2,463,493

Deferred tax liabilities:
Right-of-use assets	935,080	1,167,759
Property, plant and equipment	392,684	439,166
Intangible assets	546,982	452,084
Others	7,488	23,592
Deferred tax liabilities	$1,882,234	$2,082,601

Deferred tax assets, net	$1,692,802	$380,892

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

14. INCOME TAXES (cont.)

For the years ended December 31, 2025 and 2024, the valuation allowance for deferred tax assets is as follows:

	December 31, 2025	December 31, 2024
Valuation allowance for deferred tax assets, beginning of year	1,414,090	733,726
Increases allocated to continuing operations	(731,768)	792,545
Translation adjustment	-	(112,181)
Net change in the valuation allowance	(731,768)	680,364
Valuation allowance for deferred tax assets, ending of year	$682,322	$1,414,090

As of December 31, 2025, the Group had net operating loss carry forwards available to offset future taxable income, shown below by major jurisdictions:

Jurisdiction	Amount	Expiration year
US	$7,323,865	Indefinite
US	$2,426,941	2043
US	$2,278,260	2044
US	$2,435,692	2045
Japan	$5,581,852	2031-2035

Unrecognized tax benefits

The Group evaluates each tax position (and the potential application of interest and penalties) based on the technical merits, and measure the unrecognized tax benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized tax benefits. The Group did not incur interest and penalties related to income taxes for the years ended December 31, 2025, 2024 and 2023.

15. RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has significant transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Factory Automation Technology Co., Ltd	3.66% owned by the Group and 51.59% owned by Far East Machinery Co., Ltd
b	Far East Machinery Co., Ltd	A principal shareholder of the Group
c	David Chuang	The Chairman of the board of the Group
d	Chiayi Sports Equipment Co., Ltd	David Chuang is immediate family member of Chairman of the board
e	Peko, LLC.	David Chuang is the owner of Peko, LLC.

Amounts due from a related party

Amounts due from a related party consisted of the following for the periods indicated:

	As of December 31,
	2025	2024
Factory Automation Technology Co., Ltd (1)	$73,820	$61,370

Total	$73,820	$61,370

(1)	The balance mainly represented software service fee charged and prepayment for machinery to the related party.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

15. RELATED PARTY TRANSACTIONS (cont.)

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2025	2024
Far East Machinery Co., Ltd (1)	$135,139	$119,578
Chiayi Sports Equipment Co., Ltd (2)	2,409	181
Total	$137,548	$119,759

(1)	The balance mainly represented lease expense and utility expense payable to the related party.

(2)	The balance mainly represented lease expense payable to the related party.

Related party transactions

Material related party transactions consisted of the following for the periods indicated:

Related party transactions	For the years ended December 31,
Nature	2025	2024	2023
Factory Automation Technology Co., Ltd.
Revenue	$268,035	$236,267	$219,143
Purchase of machinery	$37,220	$21,759	$114,597

Far East Machinery Co., Ltd
Software service fee	$14,426	$13,930	$-
Lease expense	$770,063	$747,515	$770,403
Utility expense	$814,507	$734,359	$765,801

Peko, LLC
Lease expense	$390,000	$390,000	$360,000

Chiayi Sports Equipment Co., Ltd
Lease expense	$13,893	$-	$124,709
Purchase of land and buildings	$-	$-	$9,488,314

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

The authorized number of ordinary shares of the Group is 500,000,000 shares with par value of US$0.0001 each. As of December 31, 2023, the Group had issued one ordinary share.

On June 26, 2024, the Group entered into the several restructuring documents with certain FST’s shareholders (“FST Restructuring”). On December 27, 2024, the Group consummated the FST Restructuring with FST, and FST become a subsidiary of the Group. On January 15, 2025, the Group completed the Business Combination of FST Ltd. by issuing 7,016,622 shares. As of December 31, 2025 and 2024, issued and outstanding ordinary shares of the Group were 44,766,003 and 37,749,381, respectively.

17. CONCENTRATION OF RISK

(a)	Exchange rate risks

FST Taiwan and the Group’s subsidiary in Japan may be exposed to significant currency risks from exchange rate fluctuations and the degree of foreign exchange rates between the U.S. Dollar and the TWD, and between the U.S. Dollar and the JPY. As of December 31, 2025 and 2024, the TWD denominated cash and cash equivalents and restricted cash amounted to $2,999,862 and $1,819,138, respectively. As of December 31, 2025 and 2024, the JPY denominated cash and cash equivalents amounted to $627,735 and $169,939, respectively.

(b)	Liquidity risks

The Group is exposed to liquidity risks, which is the risk it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. The Group is also exposed to liquidity risk on the repayment of matured bank borrowings. As of December 31, 2025 and 2024, short-term bank loans amounted to $18,199,806 and $15,265,739, respectively. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group may turn to bank and other financial institutions to take loans to meet liquidity shortages.

(c)	Interest rate risk

The Group is subject to interest rate risk. Bank interest bearing loans are charged at fixed interest rates within the reporting period. The Group is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

17. CONCENTRATION OF RISK (cont.)

(d)	Credit risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts and notes receivables. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There’s no single customer who represented 10% or more of the Group’s total revenue for the years ended December 31, 2025, 2024 and 2023.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	18%	*
Customer B	12%	*
Customer C	*	13%
Total	30%	13%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2025	2024	2023
Percentage of the Group’s total purchase
Supplier A	43%	33%	21%
Supplier B	13%	12%	20%
Supplier C	* %	* %	15%
Total	56%	45%	56%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable:

	As of December 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	63%	45%
Total	63%	45%

FST Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

18. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group’s significant unrecognized contractual commitments are as follows:

	December 31,	December 31,
	2025	2024
Acquisition of property, plant and equipment	$607,315	$48,842
Access to software license services	186,322	428,229
Other services	150,940	21,775
Total	$944,577	$498,846

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

19. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and it did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.